UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2023

Apexigen, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39488	85-1260244
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 Industrial Road, Suite C
San Carlos, California 94070
(650) 931-6236

(Address, including zip code and telephone number, of Registrant’s principal executive offices)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	APGN	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	APGNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On May 23, 2023, Apexigen, Inc., a Delaware corporation (“Apexigen” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Pyxis Oncology, Inc., a Delaware corporation (“Pyxis Oncology”) and Ascent Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pyxis Oncology (“Merger Sub”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Apexigen (the “Merger”), with Apexigen surviving such Merger as a wholly-owned subsidiary of Pyxis Oncology. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

The respective boards of directors of Pyxis Oncology and Apexigen have each approved the Merger Agreement, and the Apexigen board of directors has resolved to recommend that Apexigen’s stockholders vote to adopt the Merger Agreement and approve the Merger.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

a)

Each share of common stock, par value $0.0001 per share, of Apexigen (the “Apexigen Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than (i) treasury shares, and (ii) any shares of Apexigen Common Stock held directly by Pyxis Oncology or Merger Sub) will automatically be converted into the right to receive 0.1725 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share, of Pyxis Oncology (the “Pyxis Common Stock”). No fractional shares of Pyxis Common Stock will be issued in connection with the Merger and the number of shares of Pyxis Common Stock to be issued to Apexigen stockholders shall be rounded down to the nearest whole share. The Exchange Ratio and shares to be issued to Apexigen stockholders in connection with the Merger will be subject to adjustment for stock splits and similar events as provided in the Merger Agreement.

b)

Each option to purchase shares of Apexigen Common Stock (each, an “Apexigen Option”) that is outstanding immediately prior to the Effective Time will be assumed and converted as of the Effective Time into an option to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Option, the number of shares of Pyxis Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

c)

Each award of restricted stock units of Apexigen (each, an “Apexigen RSU Award”) outstanding as of immediately prior to the Effective Time will be assumed and converted as of the Effective Time into an award of Pyxis Oncology restricted stock units, with substantially similar terms and conditions as were applicable under such Apexigen RSU Award, that covers the number of shares of Pyxis Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen RSU Award immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share).

d)

Each warrant to purchase shares of Apexigen Common Stock (each, an “Apexigen Warrant”) outstanding immediately prior to the Effective Time will be assumed and converted as of the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Warrant, a number of shares of Pyxis Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen Warrant immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Warrant as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), with any fractional shares to be dealt with in accordance with the terms of such Apexigen Warrant.

Upon closing of the Merger (the “Closing”), Apexigen will become a wholly-owned subsidiary of Pyxis Oncology and Pyxis Oncology’s current stockholders will own approximately 90% of the combined company’s outstanding common stock and Apexigen stockholders will own approximately 10% of the combined company’s outstanding common stock.

Both Pyxis Oncology and Apexigen have agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Pyxis Oncology and Apexigen regarding the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the Closing. Apexigen has also agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals.

Consummation of the Merger is subject to the satisfaction of certain closing conditions, including, among other things, (1) adoption of the Merger Agreement by Apexigen stockholders, (2) the absence of any order or legal restraint that prevents the consummation of the Merger, and (3) the approval for listing of the shares of Pyxis Common Stock to be issued in connection with the Merger on the Nasdaq Global Market and the effectiveness of a registration statement with respect to such Pyxis Common Stock. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the Closing.

The Merger Agreement contains specified termination rights of each of Pyxis Oncology and Apexigen. Upon termination of the Merger Agreement under specified circumstances, including due to Apexigen’s willful breach of its no-shop obligations or Apexigen board’s withdrawl or change of its recommendation of the Merger to its stockholders, Apexigen will be required to pay to Pyxis Oncology a termination fee equal to $570,000 or reimburse Pyxis Oncology for expenses in connection with the Merger Agreement of up to $800,000. Additionally, Apexigen will be required to pay this termination fee to Pyxis Oncology if the Merger Agreement is terminated in certain circumstances, an alternative acquisition was publicly announced prior to such termination, and Apexigen enters into an agreement or completes an alternative proposal to acquire Apexigen within twelve months of such termination. Apexigen is obligated to hold a meeting of its stockholders in connection with the Merger, notwithstanding any change by its board of directors in its recommendation with respect to the Merger.

Following the Closing, the board of directors of Pyxis Oncology is expected to consist of seven members, six of whom are the current members of the board of directors of Pyxis Oncology and one mutually agreed director designated by Apexigen.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the foregoing description thereof have been included to provide investors and stockholders with information regarding the terms of such agreement and is not intended to provide any factual information about Pyxis Oncology, Apexigen or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by stockholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders or other security holders. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Pyxis Oncology, Apexigen or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Pyxis Oncology’s or Apexigen’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the entirety of the factual disclosures about Pyxis Oncology or Apexigen in their respective public reports filed with the Securities and Exchange Commission (the “SEC”).

Voting Agreements

Also on May 23, 2023, in connection with the execution of the Merger Agreement, each of Apexigen’s directors and officers and certain Apexigen stockholders holding greater than 5% of the outstanding shares of Apexigen Common Stock (in each case, solely in their respective capacities as Apexigen stockholders) have entered into voting agreements with Pyxis Oncology (the “Voting Agreements”). The stockholders that have entered into Voting Agreements represent approximately 10.6% of the outstanding voting power of Apexigen Common Stock based on the number of shares of Apexigen Common Stock outstanding as of May 19, 2023. Under the Voting Agreements, the stockholders party thereto have agreed to vote their shares of Apexigen Common Stock in favor of the Merger and certain other matters. The Voting Agreements terminate in certain circumstances, including upon the valid termination of the Merger Agreement in accordance with its terms. The Voting Agreements also contain restrictions on transfer of shares of Apexigen Common Stock held by the stockholders party thereto, subject to certain exceptions.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Voting Agreements, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On May 24, 2023, Pyxis Oncology and Apexigen issued a joint press release announcing the Merger. The full text of the press release issued in connection with these announcements is furnished herewith as Exhibit 99.1.

The information contained in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filing with the SEC made by the Company, regardless of any general incorporation language in such filings, except to the extent expressly set forth by reference in such filing.

Additional Information and Where to Find It

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Pyxis Oncology plans to file with the SEC a Registration Statement on Form S-4 in connection with the transactions and Apexigen plans to file with the SEC and mail to Apexigen stockholders a Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Pyxis Oncology and Apexigen through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Pyxis Oncology by contacting ir@pyxisoncology.com or from Apexigen by contacting ir@apexigen.com.

Participants in the Solicitation

Pyxis Oncology and Apexigen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. Information regarding Pyxis Oncology’s directors and executive officers is contained in Pyxis Oncology’s proxy statement, filed with the SEC on April 28, 2023. Information regarding Apexigen’s directors and executive officers is contained in Apexigen’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination will be available in the Registration Statement and the Proxy Statement/Prospectus.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022, Pyxis Oncology’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, Apexigen’s Annual Report on Form 10-K for the year ended December 31, 2022, and Apexigen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, each of which is on file with the SEC. Among other things, there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed business combination will be met, that the combined company will realize the expected benefits of the proposed business combination, if any, that the clinical stage assets will progress on anticipated timelines or at all, or that the combined company will be successful in progressing its pipeline through development and the regulatory approval process. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, Dated May 23, 2023, by and among Pyxis Oncology, Inc., Ascent Merger Sub Corp. and Apexigen, Inc.

10.1	Form of Voting Agreement

99.1	Press Release dated May 24, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Apexigen hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that Apexigen may request confidential treatment pursuant to Rule 24b-2of the Exchange Act for any exhibits or schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apexigen, Inc.

Date: May 24, 2023	By:	/s/ Xiaodong Yang
Xiaodong Yang
Chief Executive Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Among

Pyxis Oncology, Inc.

Ascent Merger Sub Corp.

And

Apexigen, Inc.

Dated as of May 23, 2023

i

Exhibits

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Incorporation of Surviving Corporation
Exhibit C	Knowledge Parties
Exhibit D	Calculation of Company Net Liabilities

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 9.03
Action	Section 3.10
Affiliate	Section 9.03
Agreement	Preamble
Ancillary Agreements	Section 9.03
Book Entry Shares	Section 2.02(b)
Business Data	Section 9.03
Business Day	Section 9.03
Business Systems	Section 9.03
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Preamble
Company	Preamble
Company Board	Section 3.04
Company Business	Section 9.03
Company Bylaws	Section 9.03
Company Capital Stock	Section 9.03
Company Certificate of Incorporation	Section 9.03
Company Common Stock	Section 9.03
Company DC Plans	Section 6.04(e)
Company Disclosure Schedules	Article III
Company ESPP	Section 9.03
Company Financial Statements	Section 3.07(b)
Company Intervening Event	Section 5.02(i)
Company IP	Section 9.03
Company-Licensed IP	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Material Contracts	Section 3.17(a)
Company Net Liabilities	Section 9.03
Company Plans	Section 9.03
Company Options	Section 9.03
Company Organizational Documents	Section 9.03
Company-Owned IP	Section 9.03
Company Permits	Section 3.06
Company Preferred Stock	Section 9.03
Company Products	Section 9.03
Company Recommendation	Section 5.02(d)
Company Recommendation Change	Section 5.02(d)
Company RSUs	Section 9.03
Company SEC Documents	Section 3.07(a)
Company Software	Section 9.03
Company Stockholder Approval	Section 3.19
Company Stockholders Meeting	Section 6.01(d)
Company Subsidiaries	Section 3.01(a)
Company Takeover Proposal	Section 5.02(i)
Company Transaction Litigation	Section 6.11
Company Warrant	Section 9.03
Comparable Plan	Section 6.04(c)(1)
Confidential Information	Section 9.03
Confidentiality Agreement	Section 6.02
Continuing Employee	Section 6.04(c)(1)

Contract	Section 9.03
Contribution	Section 3.14(f)
Control	Section 9.03
COVID-19	Section 9.03
COVID-19 Measures	Section 9.03
D&O Insurance	Section 6.05(a)
Data Security Requirements	Section 9.03
Development Partner	Section 9.03
Disabling Devices	Section 9.03
DGCL	Section 1.01
DTC	Section 2.02(i)
Effect	Section 9.03
Effective Time	Section 1.03
Electronic Delivery	Section 9.06
Environmental Laws	Section 9.03
Environmental Permits	Section 3.16
Equity Interest	Section 9.03
ERISA	Section 3.11(a)
Event	Section 9.03
Exchange Act	Section 9.03
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(c)(i)
FDA	Section 9.03
Federal Health Care Program	Section 9.03
Form S-4	Section 3.08
GAAP	Section 9.03
Goods	Section 3.22(a)
Governmental Authority	Section 9.03
Hazardous Substance	Section 9.03
Health Care Laws	Section 9.03
HIPAA	Section 9.03
Indemnified Party	Section 6.05(a)
Insurance Policy(ies)	Section 3.18
Intellectual Property	Section 9.03
Intended Tax Treatment	Preamble
IRS	Section 3.11(b)
Knowledge	Section 9.03
Law	Section 9.03
Lease	Section 3.13(b)
Lease Documents	Section 3.13(b)
Leased Real Property	Section 9.03
Lien	Section 9.03
Losses	Section 6.05(b)
Made Available	Section 9.03
Maximum Premium	Section 6.05(a)
Merger	Preamble
Merger Consideration	Section 2.01(c)(ii)
Merger Sub	Preamble
Nasdaq	Section 9.03
OIG	Section 9.03
Order	Section 9.03

v

Ordinary Course of Business	Section 9.03
Outside Date	Section 8.01(b)(i)
Owned Real Property	Section 9.03
Parent	Preamble
Parent Board	Section 4.05
Parent Bylaws	Section 9.03
Parent Capital Stock	Section 4.04(a)
Parent Certificate of Incorporation	Section 9.03
Parent Common Stock	Section 9.03
Parent Disclosure Schedules	Article IV
Parent Financial Statements	Section 4.08(b)
Parent Material Adverse Effect	Section 9.03
Parent Options	Section 2.03(a)(i)
Parent Organizational Documents	Section 9.03
Parent Permits	Section 4.07
Parent Preferred Stock	Section 4.04(a)
Parent RSUs	Section 2.03(a)(ii)
Parent SEC Documents	Section 4.08(a)
Parent Stock Plans	Section 9.03
Parent Subsidiaries	Section 4.01(a)
Permitted Expenses	Section 9.03
Permitted Lien	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
Pharmaceutical Regulatory Authorities	Section 3.25(a)
Pharmaceutical Regulatory Laws	Section 3.25(b)
Pharmaceutical Regulatory Permits	Section 3.25(a)
Plans	Section 3.11(a)
Privacy/Data Security Laws	Section 9.03
Proxy Statement	Section 9.03
Registered Company IP	Section 9.03
Related Party Agreement	Section 3.21
Related Person	Section 9.03
Reference Date	Section 3.03(a)
Reimbursement Payment	Section 6.06(c)
Release	Section 9.03
Remedies Exceptions	Section 3.04
Representative	Section 9.03
Sanctioned Country	Section 9.03
Sanctioned Person	Section 9.03
Sanctions	Section 9.03
Sarbanes-Oxley Act	Section 3.07(d)
SEC	Section 9.03
Securities Act	Section 9.03
Security Incident	Section 9.03
Share Issuance	Section 1.01
Software	Section 9.03
Subsidiary	Section 9.03
Superior Company Proposal	Section 5.02(i)
Surviving Corporation	Section 1.01
Tax Return	Section 3.15(v)
Taxes	Section 3.15(v)
Top Supplier	Section 3.22(a)
Trade Laws	Section 9.03

Transactions	Section 1.01
Transfer Taxes	Section 6.08
Treasury Regulations	Section 9.03
Voting Agreements	Preamble
Willful Breach	Section 9.03
WARN Act	Section 3.12(c)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated as of May 23, 2023 (this “Agreement”), is among Pyxis Oncology, Inc., a Delaware corporation (“Parent”), Ascent Merger Sub Corp., a Delaware corporation (“Merger Sub”) and a direct, wholly-owned subsidiary of Parent, and Apexigen, Inc., a Delaware corporation (the “Company”).

The Board of Directors of each of Parent, Merger Sub and the Company have approved (i) the merger (the “Merger”) of Merger Sub into the Company on the terms and subject to the conditions set forth in this Agreement, (ii) the Transactions and (iii) the execution, delivery and performance of this Agreement and the consummation of the Merger and the Transactions.

Parent has received voting and support agreements substantially in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company, the Company’s officers and directors and certain shareholders of the Company.

Each of the parties hereto intends that, for U.S. federal income tax purposes, (i) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the U.S. Internal Revenue Code, as amended (the “Code”), and Treasury Regulations promulgated thereunder and (ii) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, Merger Sub and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations promulgated thereunder (clauses (i) and (ii), collectively, the “Intended Tax Treatment”).

Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

Accordingly, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

The Merger

Section 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”) under the laws of the State of Delaware. The Merger, the issuance by Parent of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated by this Agreement and the Ancillary Agreements are referred to herein as the “Transactions”.

Section 1.02. Closing. Unless this Agreement is earlier and validly terminated pursuant to Section 8.01 hereof, the closing of the Merger (the “Closing”) shall take place no later than the second Business Day following the date on which each of the conditions set forth in Article VII are satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), pursuant to an electronic exchange of documents and closing deliverables required by this Agreement, unless another time or place is mutually agreed upon in writing between Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 1.03. Effective Time. Before the Closing, the parties shall prepare, and on the Closing Date, the parties shall file a certificate of merger or other appropriate documents in a form reasonably agreed between the parties (in any such case, the “Certificate of Merger”) with the Delaware Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, and the parties shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date at the time specified in the Certificate of Merger (the “Effective Time”).

Section 1.04. Effects. At the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation in the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL and in this Agreement.

Section 1.05. Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit B, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended in accordance with the DGCL. In addition, at the Effective Time, Parent shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub therein shall be changed to refer to the name of the Company, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL.

Section 1.06. Directors. The directors of Merger Sub immediately before the Effective Time shall be the directors of the Surviving Corporation immediately after and following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07. Officers. The officers of Merger Sub immediately before the Effective Time shall be the officers of the Surviving Corporation immediately after and following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Shares of the

Constituent Corporations; Exchange of Shares

Section 2.01. Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of Company Common Stock or any shares of capital stock of Merger Sub or any other Person:

(a) Shares of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Cancelation of Treasury Shares and Parent-Owned Shares. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub and reserved for issuance and allocation shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock.

(i) Subject to Sections 2.01(b) (Cancelation of Treasury Shares and Parent-Owned Shares) and 2.02(e) (No Fractional Shares), each issued and outstanding share of Company Common Stock held by shareholders of the Company immediately prior to the Effective Time shall be cancelled and extinguished and will be automatically converted into the right to receive 0.1725 of a validly issued, fully paid and nonassessable share of Parent Common Stock (subject to adjustment as provided in Section 2.01(d) (Adjustments), the “Exchange Ratio”); and

(ii) The shares of Parent Common Stock to be issued upon the conversion of Company Common Stock pursuant to this Section 2.01(c) is referred to as the “Merger Consideration”. As of the Effective Time, all such Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Book Entry Share representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such Book Entry Share in accordance with Section 2.02 (Exchange of Shares), without interest.

(d) Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, (x) the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock split, reverse stock split or a stock dividend thereon shall be declared with a record date within said period or (y) the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock split, reverse stock split or a share dividend thereon shall be declared with a record date within said period, then in each case, the Exchange Ratio shall be appropriately and equitably adjusted.

Section 2.02. Exchange of Shares.

(a) Exchange Agent. Promptly following the Effective Time, Parent shall deposit with Broadridge Corporate Issuer Solutions, Inc. or a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, non-certificated shares of Parent Common Stock represented by book entry issuable pursuant to Section 2.01 (Effect on Shares) in exchange for outstanding Company Common Stock. Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide, or cause to be provided, to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.02(c) hereof (such shares of Parent Common Stock provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. The Surviving Corporation shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a non-certificated shares of Company Common Stock represented by book entry (“Book Entry Shares”) that immediately before the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01(c), (i) a letter of transmittal in a form reasonably agreed between the parties (which shall specify that delivery shall be effected, and risk of loss and title to the Book Entry Shares shall pass, only upon delivery of the Book Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Book Entry Shares in exchange for Merger Consideration. Upon surrender of Book Entry Shares for cancelation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock, if any, which the aggregate number of Company Common Stock previously represented by such Book Entry Shares shall have been converted pursuant to Section 2.01(c) (Conversion of Company Common Stock) into the right to receive, and the Book Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Book Entry Shares so surrendered is registered if such Book Entry Shares shall be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Book Entry Shares or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Subject to the last sentence of Section 2.02(c), until surrendered as contemplated by this Section 2.02, each Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the Company Common Stock theretofore represented by such Book Entry Share have been converted pursuant to Section 2.01(c).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Book Entry Share formerly representing Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof until the surrender of such Book Entry Share in accordance with this Article II. Subject to applicable Law, following surrender of any such Book Entry Share, there shall be paid to the holder of the Book Entry Share representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but before such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Common Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.02(c) (Distributions with Respect to Unexchanged Shares)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, any Book Entry Shares formerly representing Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) No Fractional Shares. No shareholder of Company Common Stock shall be entitled to fractional shares of Parent Common Stock in connection with the Merger Consideration received pursuant to Section 2.01 (Effect on Shares). For purposes of this Section 2.02(e), the number of shares of Parent Common Stock to which a single record shareholder of Company Common Stock would be entitled pursuant to Section 2.01(c)(i) shall be aggregated and rounded down to the nearest whole share.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Stock for 12 months from and after the Closing Date shall be delivered to Parent, upon written demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c)(i).

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Book Entry Share has not been surrendered before five years after the Effective Time (or immediately before such earlier date on which Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c)(i) in respect of such Book Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such shares, dividends or distributions in respect of such Book Entry Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Withholding Rights. Parent, the Company, Merger Sub and the Surviving Corporation (and their respective agents and Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, the applicable payor will be treated as though it (i) withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to such Person, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority and (ii) paid such amount of the type of consideration otherwise payable to such Person for all purposes of this Agreement.

(i) DTC Cooperation. In the event cooperation with the Depository Trust Company (“DTC”) is required to implement the purpose and effect of this Section 2.02, the parties shall cooperate in good faith with DTC, and Parent shall cause each of the Exchange Agent and the Surviving Corporation to cooperate in good faith with DTC.

Section 2.03. Company Equity Awards; ESPP.

(a) As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering any Plans) shall adopt such resolutions and take all such other actions as may be required to effect the following:

(i) At the Effective Time, each Company Option outstanding as of immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, cease to represent an option to purchase Company Common Stock, and shall be assumed and converted as of the Effective Time into an option to acquire, on substantially similar terms and conditions as were applicable under such Company Option, (A) the number of shares of Parent Common Stock determined by multiplying (1) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (2) the Exchange Ratio (rounded down to the nearest whole share), with (B) an exercise price per share equal to (1) the exercise price per share of such Company Option as of immediately prior to the Effective Time, divided by (2) the Exchange Ratio (rounded up to the nearest whole cent) (such options to purchase shares of Parent Common Stock, “Parent Options”); provided, that such conversion of Company Options to Parent Options shall be made in a manner that complies with Section 409A of the Code and in the case of any option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 424 of the Code, with Section 424(a) of the Code.

(ii) At the Effective Time, each award of Company RSUs outstanding as of immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, shall be assumed and converted as of the Effective Time into an award of Parent restricted stock units (each, a “Parent RSU”), with substantially similar terms and conditions as were applicable under such Company RSU, that covers the number of shares of Parent Common Stock determined by multiplying (1) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by (2) the Exchange Ratio (rounded down to the nearest whole share).

(b) If Parent so elects, and subject to compliance by the Company with Section 2.03(a), Parent may in its sole discretion assume any or all the obligations of the Company Plans (inclusive of the amount of shares (as adjusted in accordance with Section 2.01(c) hereof) that remain or may again become available for future issuance thereunder). To the extent that Parent does not elect to assume one or more of the Company Plans, in response to written notice from Parent delivered not less than 10 Business Days prior to the Effective Time, at or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take all steps necessary to cause such Company Plan(s) to terminate at or prior to the Effective Time.

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Options and the vesting of the Company RSUs assumed in accordance with this Section 2.03. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Company Options and Company RSUs and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options or Company RSUs remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Company Plans assumed pursuant to this Section 2.03 in a manner that complies with Rule 16b-3 of the SEC to the extent the applicable Company Plan complied with such rule before the Merger. Before the Effective Time, each of Parent and the Company shall cause any dispositions of shares of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(d) As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company Plans) shall adopt such resolutions and take all such other actions as may be required to, in accordance with the terms of the Company ESPP (1) provide that no new offering period or purchase period shall commence after the date hereof under the Company ESPP; (2) cause any purchase period and offering period that would otherwise be outstanding at the Effective Time, if any, to be terminated no later than one Business Day prior to the date on which the Effective Time occurs; (3) make any pro rata adjustments that may be necessary to reflect the shortened purchased period or offering period, but otherwise treat such shortened offering period as a fully effective and completed purchase period or offering period for all purposes pursuant to the Company ESPP; and (4) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP. On such exercise date, if any, referred to in clause (4) of the preceding sentence, the Company will apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. Immediately prior to and effective as of the Effective Time, the Company will terminate the Company ESPP.

Section 2.04. Company Warrants. At the Effective Time and in accordance with the terms of the Company Warrants, each Company Warrant outstanding as of immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, cease to represent a warrant to purchase Company Common Stock, and shall be assumed and converted as of the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Company Warrant, (A) a number of shares of Parent Common Stock determined by multiplying (1) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time by (2) the Exchange Ratio (rounded down to the nearest whole share), with (B) an exercise price per share equal to (1) the exercise price per share of such Company Warrant as of immediately prior to the Effective Time, divided by (2) the Exchange Ratio (rounded up to the nearest whole cent) (with any fractional shares to be dealt with in accordance with the terms of such Company Warrants).

ARTICLE III

Representations and Warranties of the Company

Except (a) as set forth in the disclosure schedules delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedules”) or (b) as disclosed in the Company SEC Documents (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements and any other disclosures included in such Company SEC Documents to the extent they are predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

Section 3.01. Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted except where the failure to have such power and authority would not be material to the Company and the Company Subsidiaries, taken as a whole. Section 3.01(a) of the Company Disclosure Schedules lists each Company Subsidiary and its jurisdiction of organization. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Company Material Adverse Effect.

(b) Other than the Company Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other entity.

Section 3.02. Certificate of Incorporation and Bylaws. The Company has, prior to the date of this Agreement, Made Available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents. No Company Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents, except for such violations that would not have a Company Material Adverse Effect.

Section 3.03. Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 20,000,000 shares of Company Preferred Stock. At the close of business on May 19, 2023 (the “Reference Date”), (i) 24,677,587 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, (iii) 4,583,882 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options (the “Company Option”) granted pursuant to the Company Plans or otherwise, (iv) 971,639 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company RSUs granted pursuant to the Company Plans or otherwise, and (v) Company Warrants to purchase 5,824,255 shares of Company Common

Stock are issued and outstanding. Section 3.03(a) of the Company Disclosure Schedules sets forth for each Company Subsidiary, the amount of its authorized capital stock, the amount of its issued and outstanding capital stock and the record owners of its issued and outstanding capital stock. Except as set forth on Sections 3.03(c), (d), (e) and (g) of the Company Disclosure Schedules, there are no other shares or other equity securities of any Company Subsidiary issued, reserved for issuance or outstanding as of the date hereof. All of the issued and outstanding equity securities and other securities of each Company Subsidiary are owned of record and beneficially by the Company, free and clear of all liens (other than Permitted Liens).

(b) Other than the Company Options, Company RSUs, and the Company Warrants, there are no options, restricted shares, restricted share units, phantom equity awards, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Common Stock, Company Preferred Stock or any of the equity interests or other securities of the Company or any Company Subsidiary. As of the date hereof, except as set forth on Section 3.03(a) of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary owns any equity interests in any person.

(c) Section 3.03(c) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company Option outstanding: (i) the name of the holder of the Company Option; (ii) whether or not the Company Option was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company Option; (iv) the exercise or purchase price of such Company Option; (v) the date on which such Company Option was granted; and (vi) the date on which such Company Option expires. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company Options that are currently outstanding and the form of all stock award agreements evidencing such Company Options. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company Options under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company Options (other than promises to grant options to prospective employees or new hires in the ordinary course of business which have yet to be granted, which are set forth on Section 3.03(c) of the Company Disclosure Schedules).

(d) Section 3.03(d) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company RSU outstanding: (i) the name of the Company RSU recipient; (ii) whether or not the Company RSU was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company RSU; (iv) the date on which such Company RSU was granted; and (v) the date on which such Company RSU vests. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company RSUs that are currently outstanding and the form of all stock award agreements evidencing such Company RSUs. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company RSUs under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company RSUs (other than promises to grant restricted stock units to prospective employees or new hires in the ordinary course of business which have yet to be granted, which are set forth on Section 3.03(d) of the Company Disclosure Schedules).

(e) Section 3.03(e) of the Company Disclosure Schedules sets forth the following information, as of the date hereof, with respect to each Company Warrant outstanding: (i) the name of the holder of such Company Warrant; (ii) the number of shares of the Company subject to such Company Warrant; (iii) the exercise or purchase price of such Company Warrant; (iv) the date on which such Company Warrant was granted; and (v) the date on which such Company Warrant expires. The Company has Made Available an accurate and complete copy of each Company Warrant. All shares of the Company subject to issuance pursuant to any Company Warrant, upon issuance on the terms and conditions specified therein, will be duly authorized, validly issued, fully paid and nonassessable. The Company has, as of the date hereof, reserved 5,824,255 shares of Company Common Stock for future issuance pursuant to the Company Warrants.

(f) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(g) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option or Company RSU as a result of the proposed transactions herein, and (ii) all outstanding shares of the Company and each Company Subsidiary, all outstanding Company Options, Company RSUs and Company Warrants have been issued and granted in compliance with (A) all applicable securities laws and other applicable laws and (B) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party.

(h) All outstanding shares of Company Capital Stock have been issued and granted in (i) transactions exempt from registration under the Securities Act and the rules and regulations promulgated thereunder and all applicable state securities or “blue sky laws”, and (ii) compliance with (A) applicable securities Laws and other applicable Laws, in all material respects, and (B) any pre-emptive rights and other similar requirements set forth in applicable Contracts to which the Company or any Company Subsidiary is a party.

Section 3.04. Authority Relative to this Agreement; Execution; Enforceability. The Company has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any Ancillary Agreements or to consummate the Transactions (other than, with respect to the Merger, the Company Stockholder Approval, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of the Company, and (iii) recommending that the Company’s shareholders approve the Merger. To the Knowledge of the Company, no other state takeover statute is applicable to this Agreement or any Ancillary Agreement, the Merger, the Share Issuance, or any other Transaction.

Section 3.05. No Conflicts; Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 3.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate the Company Organizational Documents, (ii) to the Knowledge of the Company and assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) to the Knowledge of the Company, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or material asset of the Company or any Company Subsidiary pursuant to, any Company Material Contract or any Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, license, permit, franchise, authorization or permit of, or filing with or notification to any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws and state takeover laws, such filings and consents as may be required under the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 3.06. Permits; Compliance. To the Knowledge of the Company, the Company and each Company Subsidiary is, and has been at all times, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, and orders of any Governmental Authority necessary and required for the Company or any Company Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not be material to the Company and the Company Subsidiaries, taken as a whole. No suspension, revocation, cancellation or termination of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, neither the Company nor any Company Subsidiary (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Company Permit, except where the default or violation of such Company Permit would not be material to the Company and the Company Subsidiaries, taken as a whole, nor (ii) has received any written notice or other communication from a Governmental Authority regarding any violation of any such Company Permits, that it intends to cancel, terminate, modify or not renew any such Company Permit, except, in each case, where such default, violation or notice would not be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) to the Knowledge of the Company, any Laws applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except where the default, breach or violation would not be material to the Company and the Company Subsidiaries, taken as a whole, or (b) any Company Material Contracts or Company Permits, except where the default, breach or violation of the Company Material Contracts or Company Permits would not have a Company Material Adverse Effect.

Section 3.07. SEC Documents; Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC (the “Company SEC Documents”) since February 2, 2021 and prior to the date of this Agreement. As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of the Company filed with the Company SEC Documents (the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company Financial Statements fairly present the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, all in accordance with GAAP. The Company Financial Statements: (i) have been prepared from the books and records of the Company and the Company Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements. The books and records of the Company and the Company Subsidiaries, are true and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.

(c) Neither the Company nor any Company Subsidiary has any liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Company Financial Statements, (iii) arising pursuant to this Agreement or the Ancillary Agreements or incurred in connection with the Transactions, (iv) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the Transactions, or (v) as would not be material to the Company and the Company Subsidiaries, taken as a whole. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d) The Company maintains, and at all times since February 2, 2021, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the year ended December 31, 2022, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(e) The Company maintains, and at all times since February 2, 2021, has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) The Company is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq.

(g) Except for matters resolved prior to the date hereof, since February 2, 2021, (i) none of the Company, any Company Subsidiary or any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company and the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company and the Company Subsidiaries have engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Company’s financial statements and (ii) neither the Company nor any Company Subsidiary has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of the Company’s auditors.

(h) As of the date hereof, the Company Net Liabilities are as set forth on Exhibit D.

Section 3.08. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their officers, directors, representatives, agents or employees in writing for inclusion or incorporation by reference in the Proxy Statement.

Section 3.09. Absence of Certain Changes or Events. Since December 31, 2022 and prior to the date of this Agreement, or as expressly contemplated by this Agreement and except as disclosed in the Company SEC Documents, (a) the Company and each Company Subsidiary has conducted its business in all material respects in the Ordinary Course of Business (other than due to any actions taken related to COVID-19 or any COVID-19 Measure), (b) neither the Company nor any Company Subsidiary has sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses or assignments or transfers in the Ordinary Course of Business, (c) there has not been any Company Material Adverse Effect, and (d) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would require the consent of Parent under Section 5.01(a) (Conduct of Business of the Company), other than with respect to Section 5.01(a)(7).

Section 3.10. Absence of Litigation. There is no litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or any directors, officers or employees thereof in their capacity as such, or any property or asset of the Company or any Company Subsidiary before any Governmental Authority. Section 3.10 of the Company Disclosure Schedules sets forth all Actions since February 2, 2021. None of the Company, any Company Subsidiary, nor any material property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules has a complete list of all material Plans. “Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, commission, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, offer letter, employment, fringe benefit, sick pay and vacation or other paid time off plans or arrangements or other compensation and employee benefit plans, programs or arrangements, in each case which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director and/or consultant of the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has or could incur any liability (contingent or otherwise).

(b) With respect to each material Plan, the Company has Made Available, if applicable, a true and complete copy, as applicable, of the material documents pursuant to which such Plan is maintained, funded or administered. To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the Internal Revenue Service (“IRS”), United States Department of Labor or any other Governmental Authority with respect to any Plan. Neither the Company nor any Company Subsidiary has ever maintained, established, sponsored, participated in or contributed to any self-insured or self-funded arrangement that provides group health benefits to employees or their dependents (including any such Plan pursuant to which a stop loss policy or contract applies).

(c) None of the Plans is or was within the past six (6) years, nor does the Company, any Company Subsidiary nor any ERISA Affiliate have nor may they have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. No Plan that is intended to be qualified under Section 401(a) of the Code has ever held employer securities or employer real property as a plan asset. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company or any Company Subsidiary, as applicable, would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d) Neither the Company nor any Company Subsidiary is nor will it be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person directly as a result of any Transaction contemplated by this Agreement, nor will any such transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual.

(e) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Plan is and has been operated and maintained in accordance with its terms and, in compliance with the requirements of all applicable Laws including, without limitation, ERISA and the Code. To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, no Action is pending or threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that would reasonably be expected to give rise to any such Action.

(f) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and is entitled to rely on a favorable opinion letter from the IRS, and, to the knowledge of the Company, no fact or event has occurred since the date of such opinion letter from the IRS that would reasonably expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(g) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, all contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company.

Section 3.12. Labor and Employment Matters.

(a) Section 3.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all employees of the Company and each Company Subsidiary as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, that sets forth for each such individual the following, in each case, as of the date hereof (except as specified in clause (viii) or (viii), which shall be as of the dates specified therein): (i) title or position (including whether full or part time); (ii) work location; (iii) employing entity; (iv) hire date; (v) status as exempt or non-exempt from wage and hour requirements; (vi) current annual base compensation rate (or, for hourly employees, the applicable hourly compensation rate); (vii) target cash commission, bonus or other cash-based incentive based compensation target for 2023; (viii) accrued paid time off as of December 31, 2022; and (ix) anticipated return to work date if employee is on a leave of absence. As of the date hereof, all compensation, including wages, commissions and bonuses and any severance, due and payable to all current and former employees of the Company and each Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or are accrued in full in the Company’s financial statements). All employees of the Company and each Company Subsidiary are employed at-will (other than any jurisdiction where at-will employment is not permitted by Law).

(b) Neither the Company nor any Company Subsidiary is, nor has been for the past five years, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company or any Company Subsidiary, nor, to the Knowledge of the Company, (i) are there any activities or proceedings of any labor union to organize any such employees, (ii) neither the Company nor any Company Subsidiary has a duty to bargain with any such union or organization with respect to wages, hours or other terms and conditions of employment of any of their employees; (iii) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or similar state or foreign agency; and (iv) there has never been, nor, to the Knowledge of the Company, has there ever been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute with respect to the Company or any Company Subsidiary.

(c) The Company and each Company Subsidiary is and has been in compliance in all material respects with all applicable Laws and contracts relating to labor and employment, including Laws relating to employment practices, employment discrimination, harassment and retaliation, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local Laws), immigration, meal and rest breaks, payroll documents and wage statements, pay equity, affirmative action obligations, workers’ compensation, the classification of employees and independent contractors and other individual service providers, whistleblower protection, family and medical leave, sick leave, occupational safety and health requirements (including any federal, state or local Laws and orders by Governmental Authorities related to COVID-19), and all Laws related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums and social contributions as required by the appropriate Governmental Authority and is not liable for any arrears of wages, taxes, social contributions, penalties or other sums for failure to comply with any of the foregoing. Neither the Company nor any Company Subsidiary has any material liability for the misclassification of any current or former employee as exempt under the Fair Labor Standards Act and applicable state wage and hour Laws. Neither the Company nor any Company Subsidiary has any material liability relating to the misclassification of any Person as an independent contractor rather than an employee. There have been no misclassification claims filed or threatened against the Company or any Company Subsidiary by any current or former employees, independent contractors or temporary workers or by any Governmental Authority. Currently and during the past four (4) years, there is no and there have not been any pending or threatened Actions, or, to the Knowledge of the Company, any threatened Actions, involving the Company or any Company Subsidiary with respect to labor or employment matters, including any claims relating to unfair labor practices, discrimination, harassment, retaliation, or equal pay. Neither the Company nor any Company Subsidiary has, and within the last four (4) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters.

(d) (i) The Company and each Company Subsidiary has complied and is in compliance in all material respects with, has not materially violated, and is not in material violation of, and has not received any notices of material non-compliance or violation or alleged material non-compliance or violation with respect to, any Law relating or pertaining to COVID-19; and (ii) the Company and each Company Subsidiary has taken reasonable steps to minimize potential workplace exposure in light of COVID-19.

(e) There has been, and as currently contemplated as of the date of this Agreement, will be, no layoff, plant closing, termination, redundancy or any other forms of employment losses in the six-month period prior to Closing that would trigger the obligations of the Company or any Company Subsidiary under the WARN Act or similar state, local or foreign Laws.

(f) With respect to each current independent contractor of the Company or any Company Subsidiary, Section 3.12(f) of the Company Disclosure Schedules sets forth for each such person (i) their role in the business of the Company or such Company Subsidiary; (ii) the initial date they were retained to perform services; (iii) the primary location from which services are performed; (iv) their fee or compensation arrangements; (v) whether engaged directly or through a staffing agency; and (vi) any notice required for termination of their engagement.

(g) Except as would not result in material liability, neither the Company nor any Company Subsidiary has properly completed all reporting and verification requirements pursuant to Law regarding work authorization and immigration for all of its employees, including the Form I-9 and has retained for each former and current employee the Form I-9 for the periods required to comply with the Immigration Reform and Control Act of 1986, and has otherwise complied with such Laws, including (without limitation) the Immigration Act of 1990 and the Illegal Immigration Reform and Immigrant Responsibility Act of 1996 (IIRIRA).

(h) Neither Company nor any Company Subsidiary has entered into a Contract to settle any claims of sexual harassment or sexual misconduct by any officer, director or employee of the Company or any Company Subsidiary.

Section 3.13. Real Property; Title to Assets.

(a) Neither the Company nor any Company Subsidiary has any Owned Real Property.

(b) The Company has Made Available true, correct and complete copies of each lease, sublease and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property (each, a “Lease”), and each material amendment related thereto (collectively, the “Lease Documents”). There are no leases, subleases, concessions or other contracts by the Company or any Company Subsidiary granting to any person other than the Company or any Company Subsidiary the right to use or occupy any real property, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Knowledge of the Company, by the other party(ies) to such Leases, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(c) Neither the Company nor any Company Subsidiary has leased, subleased, sublicensed or otherwise granted to any person any current or future right to use, occupy or possess any portion of the Leased Real Property.

(d) There are no contractual or legal restrictions (other than any COVID-19 Measures) that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, be material.

(e) To the Knowledge of the Company, there are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not be material to the Company and the Company Subsidiaries, taken as a whole.

(f) There are no ongoing “landlord construction work” or “tenant improvement work” projects remaining to be completed at any Leased Real Property in accordance with any Lease (other than periodic activity that does not materially interfere with the Company’s business).

(g) The Company or a Company Subsidiary, as applicable, has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.14. Intellectual Property; Data Security & Cyber Security.

(a) Agreements Related to Company IP.

(1) Disclosure of Outbound Licenses. Except for confidentiality agreements, material transfer agreements, and agreements with service providers and manufacturers, Section 3.14(a) of the Company Disclosure Schedules identifies a complete and accurate list of all Contracts pursuant to which the Company, any Company Subsidiary, or any existing or future affiliate thereof granted or is required to grant to any Person any right under or license (expressly, by implication, by estoppel or otherwise), any covenant not to assert or sue or other immunity from suit under or any other rights, to any current or future Company IP, or where the Company, any Company Subsidiary, or any existing or future affiliate thereof has undertaken or assumed any obligation not to assert any current or future Company IP against any Person prior to asserting any Company IP against any other Person or any obligation to exhaust remedies as to any Company IP against one or more Persons prior to seeking remedies against any other Person. The Company has Made Available all Contracts listed or required to be listed in Section 3.14(a)(1) of the Company Disclosure Schedules.

(2) Disclosure of Inbound Licenses. Section 3.14(a) of the Company Disclosure Schedules provides a complete and accurate list of all Contracts for material Company-Licensed IP. The Company has Made Available all such Contracts for Company-Licensed IP.

(3) Disclosure of Other Intellectual Property Agreements. Section 3.14(a) of the Company Disclosure Schedules sets forth a complete and accurate list of all Contracts as follows: (A) regarding joint development of any Company Products, other than agreements with service providers; (B) by which the Company, any Company Subsidiary, or any existing or future affiliate of the Company or any Company Subsidiary, grants, granted or is required to grant any ownership right or title to any material Intellectual Property, (C) by which the Company or any Company Subsidiary is assigned or granted an ownership interest in any material Intellectual Property (other than written agreements with employees and independent contractors that assign or grant to the Company or any Company Subsidiary ownership of Intellectual Property developed in the course of providing services to the Company or any Company Subsidiary); (D) under which the Company or any Company Subsidiary grants or receives an option or right of first refusal or negotiation relating to any material Intellectual Property, and identifies the counterparty thereto and identifies whether such option is granted or received by the Company or any Company Subsidiary; (E) regarding the Company or any Company Subsidiary granting any Person most favored nations status in terms of pricing, royalties, license fees or other contractual terms and conditions, (F) the Company or any Company Subsidiary being granted most favored nations status in terms of pricing, royalties, license fees or other contractual terms and conditions, and (G) materially limiting the Company’s or any Company Subsidiary’s ability to transact business in any market, field or geographical area or with any Person and the nature of the limitation, or that materially restricts the performance, use, sale, transfer, delivery or licensing of Company-Owned IP or Company Products, including any covenant not to compete. The Company has Made Available all Contracts listed or required to be listed in Section 3.14(a) of the Company Disclosure Schedules.

(4) Royalties. Except under those Contracts that have been Made Available and identified in Section 3.14(a) of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary has any obligation to pay any royalties, license fees or other amounts or provide or pay any other consideration to any Person by reason of ownership, use, exploitation, practice, sale or disposition of any Intellectual Property (or any tangible embodiment thereof) or reproducing, making, using, selling, offering for sale, distributing or importing any Company Product. The Closing of the Transactions contemplated by this Agreement will not result in any increase or other change to any such royalties, license fees or other amounts or consideration or cause any milestone, success or other contingent payment to come due.

(5) Indemnification. Except for those Contracts that have been Made Available and identified in Section 3.14(a) of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary has entered into any Contract to defend, indemnify or hold harmless any Person against any charge of infringement, misappropriation, violation or similar claims with respect to any Intellectual Property (excluding indemnities contained in the purchase, services, or sale agreements entered into in the ordinary course of business or indemnification agreements with Company’s or any Company Subsidiary’s directors and officers). No Person has provided to the Company or to any Company Subsidiary any written request, and to the Knowledge of the Company, no Person has provided to the Company or any Company Subsidiary any verbal request, that the Company or any Company Subsidiary defend or indemnify such Person from a third party claim, suit or action related to an allegation that any Company Product infringes, violates or misappropriates a third party’s Intellectual Property.

(6) No Breach. Neither the Company nor any Company Subsidiary is, nor, to the Knowledge of the Company, is any other Person, in material breach of any term or covenant of any Contract between Company or any Company Subsidiary, on the one hand, and any of its employees, consultants or independent contractors, on the other hand, relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or using trade secrets or proprietary information of others without permission; nor, to the Knowledge of the Company, has any employee, consultant or independent contractor of the Company or any Company Subsidiary developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Company Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work, and neither the Company nor any Company Subsidiary has notified any Person and no Person has notified the Company or any Company Subsidiary in writing of any such breach.

(7) No Affiliate Licenses. Except for those Contracts that are identified in Section 3.14(a) of the Company Disclosure Schedules and have been Made Available, there are no Contracts pursuant to which the Company, any Company Subsidiary or any existing or future affiliate of the Company or any Company Subsidiary granted or is required to grant to any Person any rights under the Intellectual Property of any affiliate of the Company or any Company Subsidiary (other than Intellectual Property owned or controlled by the Company or any Company Subsidiary as of the Closing Date).

(8) For purposes of this Section 3.14(a), the Company may schedule all responsive information to be disclosed pursuant to clauses (1) through (7) above on a single schedule, without identifying the specific clause(s) to which the disclosure is made.

(b) Section 3.14(b) of the Company Disclosure Schedules provides a complete and accurate list of all of the following: (i) Registered Company IP (showing in each, as applicable, the application date, application number, registration date (if applicable) and registration number, and the jurisdiction, office or treaty in which or under which such Registered Company IP was filed); (ii) other Company-Owned IP material to the Company Business, including material unregistered trademarks or copyrights and material Company Software; and (iii) all contracts or agreements to use any Company-Licensed IP that are material to the Company Business, including for Intellectual Property rights incorporated in or necessary for any Company Products. The Company IP Made Available constitutes all material Company IP rights necessary for or otherwise used or held for use in the operation of the Company Business.

(c) The Company or a Company Subsidiary, as applicable, solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens or licenses granted to third parties under Contracts that have been disclosed under this Section 3.14), all right, title and interest in and to the Company-Owned IP and the Company or a Company Subsidiary, as applicable, has the right to use pursuant to a valid and enforceable written license, all Company-Licensed IP used by it in the Company Business. The consummation of the Transactions will not result in the loss or impairment of the Company’s or any Company Subsidiary’s, as applicable, right to own or use any Company IP. Immediately subsequent to the Closing, the Company IP shall be owned or available for use by the Company or any Company Subsidiary, as applicable, on terms and conditions identical to those under which they own or use the Company IP immediately prior to the Closing, without payment of additional fees. The Company IP constitutes all material Intellectual Property used in the Company Business and all material Intellectual Property that will be used by the Company or any Company Subsidiary immediately following the Closing. All issued patents within the Company-Owned IP are subsisting and, to the Knowledge of the Company, valid and enforceable. To the Knowledge of the Company, Registered Company IP have been prosecuted in compliance with all applicable legal requirements except for Intellectual Property that has been abandoned or been allowed to lapse in the ordinary course of business. Except for Intellectual Property that has been abandoned or been allowed to lapse in the ordinary course of business, there is no loss or expiration of any of the Company-Owned IP or, to the Knowledge of the Company, Company-Licensed IP pending, and to the Knowledge of the Company, no such loss or expiration is threatened.

(d) The Company and each Company Subsidiary has taken and take reasonable actions to maintain, protect and enforce its Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets, Personal Information and other Confidential Information and to otherwise protect the Company-Owned IP. Neither the Company nor any Company Subsidiary has disclosed any trade secrets, or, to the Knowledge of the Company, Personal Information or other Confidential Information, in each case, that is material to the business of the Company or any Company Subsidiary to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secrets, Personal Information and other Confidential Information in accordance with the terms of such confidentiality agreement.

(e) There have been no claims filed and served, or, to the Knowledge of the Company, threatened in writing (including email), against the Company or any Company Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP or, to the Knowledge of the Company, material Company-Licensed IP (other than in the ordinary course of prosecution of any such Company-Owned IP), or (B) (i) alleging any infringement, violation or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any demands or unsolicited offers to license any Intellectual Property rights from any other person); (ii) to the Knowledge of the Company, the operation of the Company Business (including the use, development, manufacture, marketing, license, sale, distribution or furnishing of any Company Products or use of any Company IP) has not and does not infringe, misappropriate or violate, any

Intellectual Property rights of other persons or constitute, unfair competition or trade practices under the Laws of any applicable jurisdiction; (iii) to the Knowledge of the Company, no person, including any employee or former employee of the Company or any Company Subsidiary, has infringed, misappropriated or violated any of the Company-Owned IP; (iv) none of the Company-Owned IP or Company Products is subject to any proceeding, or outstanding order, agreement, settlement or stipulation restricting in any manner the use, enforcement, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by the Company or any Company Subsidiary of any Company-Owned IP, or any Product; and (v) neither the Company nor any Company Subsidiary has received any formal written opinions of counsel regarding any of the foregoing.

(f) All employees, independent contractors, consultants or other vendors of the Company and each Company Subsidiary who have contributed, developed or conceived any material Intellectual Property (i) for or on behalf of Company or any Company Subsidiary, or (ii) in the course of and related to his, her or its relationship with the Company or any Company Subsidiary (in each case a “Contribution”) have executed valid, written agreements with the Company or any Company Subsidiary, substantially in the form Made Available, and pursuant to which such persons have irrevocably assigned to the Company or any Company Subsidiary all of their entire right, title, and interest in and to any Contribution. All such assignments are enforceable and fully effective to vest sole and exclusive ownership of any and all Contributions in the Company or any Company Subsidiary and were made in compliance with all requirements of applicable Law, including if required, a timely agreement formalizing such transfer, payment of remuneration, and registration with the applicable Governmental Authority. To the Knowledge of the Company, no current or former officer, employee, consultant or independent contractor of the Company or any Company Subsidiary: (A) is, nor has been, in violation of any term or covenant of any agreement (including, without limitation, any employment or settlement agreement or stipulation) with any other person, or any order or judgment of any court, arbitrator or other Governmental Authority, by virtue of such employee, consultant or independent contractor being employed by, performing services for, or developing Intellectual Property used by the Company or any Company Subsidiary, or is, nor has been while such employee, consultant or independent contractor has been employed by, performed services for, or developed Intellectual Property used by the Company or any Company Subsidiary using trade secrets or proprietary information of others without permission; (B) has any right, license, claim or interest whatsoever in or with respect to any material Company-Owned IP, or (C) has developed any Intellectual Property for the Company or any Company Subsidiary that is material to the Company and the Company Subsidiaries, taken as a whole, and is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property.

(g) The Company or a Company Subsidiary owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the Company Business. To the Knowledge of the Company, there has never been any material failure with respect to any of the Business Systems that has not been remedied.

(h) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary (i) currently and previously has complied with all applicable Privacy/Data Security Laws, and (ii) has implemented and maintained, or has required third parties that process Personal Information or Confidential Information for or on behalf of the Company and any Company Subsidiary to implement and maintain, reasonable data security safeguards designed to protect the security and integrity of its Business Systems, Personal Information, Confidential Information and any Business Data as required by applicable Privacy/Data Security Laws, including implementing industry standard procedures preventing unauthorized access and the introduction of Disabling Devices. Neither the Company nor any Company Subsidiary has inserted, and, to the Knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems or Product components. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, since December 31, 2020, neither the Company nor any Company Subsidiary has, to the Knowledge of the Company, (x) experienced any data security breaches that were required to be reported under applicable Privacy/Data Security Laws; or (y) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any person, or received any claims or complaints, in each case, regarding the processing, collection, disclosure, dissemination, storage, security, sale, or use of Personal Information or Confidential Information, or the violation of any applicable Data Security Requirements. To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has valid rights required under applicable Privacy/Data Security Laws to process all Personal Information and Confidential Information that is processed by or on behalf of the Company or any Company Subsidiary, as applicable, and the execution, delivery, or performance of this Agreement will not result in any violation by the Company or any Company Subsidiary of any applicable Privacy/Data Security Law.

(i) During the past six (6) years, neither the Company nor any Company Subsidiary has received any written, or to the Knowledge of Company, oral, notice from any Governmental Authority or any person that alleges that the Company or any Company Subsidiary is not in compliance with HIPAA or any Privacy/Data Security Laws, except as would not be material to the Company and the Company Subsidiaries, taken as a whole. To the Knowledge of the Company, none of the Company, any Company Subsidiary, or any of their respective officers, directors, members or employees is under investigation by any Governmental Authority, including the United States Department of Health and Human Services Office for Civil Rights, United States Department of Justice, Federal Trade Commission, or the Attorney General of any state, for a violation of any Privacy/Data Security Laws.

(j) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has all rights required under applicable Privacy/Data Security Law to use, exploit, publish, reproduce, process, distribute, license, sell, and create derivative works of the Business Data, in whole or in part, in the manner in which the Company or any Company Subsidiary, as applicable, receives and uses such Business Data prior to the Closing Date. No employee, officer, director, or agent of Merger Sub or Parent has been debarred or otherwise forbidden by any applicable Law or any Governmental Authority (including judicial or agency order) from involvement in the operations of a business such as that of the Company or any Company Subsidiary.

(k) All current officers, management employees and technical and professional employees of the Company and any Company Subsidiary are under written obligation to the Company or such Company Subsidiary, as applicable, to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to the Company or any Company Subsidiary all Intellectual Property made by them within the scope of their employment during such employment. To the Knowledge of the Company, no past or current officers, management employees and technical or professional employees of the Company or any Company Subsidiary are in material breach of any such obligations to the Company or any Company Subsidiary.

(l) Except under those Contracts that have been Made Available, no funding and no personnel, facilities or other resources of any Governmental Authority, university, college, other similar institution, or research center were used in the development of any Company-Owned IP, nor does any such person have any rights, title or interest in or to any Company-Owned IP.

Section 3.15. Taxes.

(a) The Company and each Company Subsidiary: (i) has duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any Company Subsidiary is otherwise obligated to pay, except with respect to Taxes that are being contested in good faith and are disclosed in Section 3.15(a) of the Company Disclosure Schedules; (iii) with respect to all Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) has provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of the Company, for any Taxes of the Company or any Company Subsidiary that have not been paid, whether or not shown as being due on any Tax Return. Neither the Company nor any Company Subsidiary has requested or entered into a closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any taxing authority that would reasonably be expected to affect the Taxes of the Company or any Company Subsidiary after the Closing Date.

(b) Neither the Company nor any Company Subsidiary is a party to, nor is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses), nor does the Company or any Company Subsidiary have a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes.

(c) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into or created on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date outside the ordinary course of business; or (vi) an election pursuant to Section 965(h) of the Code.

(d) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts, or benefits under any Plan, paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(e) Neither the Company nor any affiliate of the Company has made any payments, or is obligated to make any payments or is a party to any plan, Contract, or other arrangement that would reasonably be expected to obligate the Company or any affiliate of the Company or successor to make any payments or provide any benefits that would not be deductible under Section 280G of the Code or result in the payment of an excise tax by any Person under Section 4999 of the Code, in each case, as a result of the execution and delivery of this Agreement or the consummation of the Transactions.

(f) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been documented, administered and operated in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no Tax under Section 409A(a)(1)(B) of the Code has been or will be incurred by a participant in any such Plan. Neither the Company nor any Company Subsidiary is a party to, or otherwise obligated under, any contract that provides for a reimbursement or gross up of Taxes to any employee, including without limitation any Tax imposed by Section 4999 of the Code or Section 409A of the Code and any similar state Law.

(g) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than a group of which the Company was the common parent).

(h) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (other than an agreement, contract, arrangement or commitment entered into the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise.

(i) Neither the Company nor any Company Subsidiary (i) have any written request for a ruling in respect of Taxes pending between the Company or any Company Subsidiary on the one hand and any Tax authority on the other hand; and (ii) has not entered into any closing agreement, private letter ruling technical advice memoranda or similar agreements with any Tax authority.

(j) The Company has Made Available true, correct and complete copies of the U.S. federal income Tax Returns filed by the Company and each Company Subsidiary for tax years 2020 and 2021.

(k) Neither the Company nor any Company Subsidiary has in any of the past three (3) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing or, to the Knowledge of the Company, has threatened to assert against the Company or any Company Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(n) There are no Tax liens upon any assets of the Company or any Company Subsidiary except for Permitted Liens.

(o) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p) Neither the Company nor any Company Subsidiary owns any interest in a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(q) Neither the Company nor any Company Subsidiary has received written notice from a non-United States taxing authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) has an office or fixed place of business in a country other than the country in which it is organized.

(r) Neither the Company nor any Company Subsidiary has applied for and has not received a “Paycheck Protection Program” loan through the U.S. Small Business Administration under The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

(s) Neither the Company nor any Company Subsidiary has taken any credits, deferrals, or any other payroll tax relief under The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

(t) The Company and each Company Subsidiary is in compliance in all material respects with all applicable transfer pricing Laws.

(u) Neither the Company nor any Company Subsidiary has taken any action, and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment.

(v) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes,”) includes (A) all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, social insurance, customs, duties, tariffs, occupancy and other fees, assessments or governmental charges in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) all amounts described in clause (A) above payable as a result of having been a member of an affiliated group or as a result of successor or transferee liability, or by contract or pursuant to any Law; and (ii) the term “Tax Return” includes all returns and reports (including customs entries and summaries, elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) supplied or required to be supplied to a Tax authority relating to Taxes.

Section 3.16. Environmental Matters. (a) Neither the Company nor any Company Subsidiary has violated in any material respect since February 2, 2021 and is not in violation in any material respect of applicable Environmental Law; (b) to the Knowledge of the Company, there has been no Release of Hazardous Substances at any of the properties currently or formerly leased or operated by the Company or any Company Subsidiary; (c) neither the Company nor any Company Subsidiary is, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of the Company and each Company Subsidiary under applicable Environmental Law (“Environmental Permits”); (e) the Company and each Company Subsidiary is in material compliance with its Environmental Permits; (f) neither the Company nor any Company Subsidiary is the subject of any material claims, orders, judgments, actions, liabilities or suits relating to Hazardous Substances or arising under Environmental Laws; (g) neither the Company nor any Company Subsidiary has assumed, undertaken or provided an unexpired indemnity with respect to any material liability, in each case relating to Hazardous Substances or relating to Environmental Law; and (h) the Company or a Company Subsidiary has Made Available all environmental site assessments, environmental sampling and monitoring data, and audits concerning the Company and each Company Subsidiary that are in its possession or control.

Section 3.17. Company Material Contracts.

(a) All Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner. Section 3.17(a) of the Company Disclosure Schedules lists, as of the date of this Agreement, the following types of Contracts (excluding any Plans) to which the Company or any Company Subsidiary is a party and that have not expired or been terminated (such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedules, the “Company Material Contracts”) (it being understood that, other than with respect to subclauses (2), (3), (4), (5)-(13), (16), (17), (20), (21) and (22) below, all responsive information to be disclosed pursuant to Section 3.17(a) may be disclosed on a single schedule, without identifying the specific clause(s) to which the disclosure is made):

(1) each Contract with consideration payable to or by the Company or any Company Subsidiary of more than $400,000, in the aggregate, over any period in the future;

(2) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, advertising and customer contracts and agreements to which the Company or any Company Subsidiary is a party that are material to the business of the Company or any Company Subsidiary;

(3) all (A) employment or executive officer contracts (excluding at-will contracts for employment that do not contain any severance or change of control provisions) and (B) contracts with consultants and independent contractors that include the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(4) any employment agreement or independent contractor agreement that provides for annual base salary or pay exceeding $100,000 per year, or which cannot be terminated by the Company or any Company Subsidiary (A) upon 30 days or less advance notice or (B) without severance or other penalty;

(5) any staffing agreement or any similar agreement whereby the Company or any Company Subsidiary retains the services of any staffing agency or professional employer organization (or any individual engaged through such staffing agency or professional employer organization);

(6) all contracts and agreements under which any current or former officer, director, employee, consultant, independent contractor, or temporary employee will or could become entitled to receive a change in control, severance, or other similar payment or benefit or acceleration thereof as a result of the Closing;

(7) all contracts and agreements with any union, works council or labor organization;

(8) all contracts and agreements relating to indebtedness, the borrowing of money or other similar obligation for or relating to the lending or borrowing of money in excess of $400,000, including any notes, mortgages, indentures and other obligations or guarantees of performance, other than (A) advances or reimbursements to directors, managers, officers or employees for expenses in the ordinary course of business or (B) transactions with customers on credit entered into in the ordinary course of business;

(9) all contracts and agreements granting any person a Lien on all or any part of the tangible assets or properties of the Company or any Company Subsidiary, other than Liens which will be released at or prior to the Closing and Permitted Liens;

(10) all contracts and agreements that contain any “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts, or rebates, right of first refusal, right of first offer provisions or similar preferential rights in favor of a party other than the Company or any Company Subsidiary, or otherwise contemplate an exclusive relationship between the Company or any Company Subsidiary and any other person;

(11) all partnership, joint venture or any similar agreements (for clarity, other than any agreements pursuant to which the Company or any Company Subsidiary has the ability or right to co-develop Company Products);

(12) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits or agreements relating to or in connection with any clinical trials;

(13) all contracts and agreements that limit the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(14) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that authorizes such person or entity to take action on behalf of the Company, any Company Subsidiary or their respective businesses, other than powers of attorney granted to service providers in the Ordinary Course of Business to perform administrative functions on behalf of the Company, any Company Subsidiary or their respective businesses (e.g., for patent filings or customs purposes);

(15) all Leases and leases, master leases, or agreements under which the Company or any Company Subsidiary is lessee of, or holds or operates any tangible personal property owned by any other party, in each case, for which the annual payments are reasonably likely to result in $400,000 or more in a 12-month period;

(16) lease or agreement under which the Company or any Company Subsidiary is lessor of or permits any third party to hold or operate any tangible personal property, for which the annual rental exceeds $100,000;

(17) except as may be related to the Transactions, all contracts and agreements (other than for purchases of supplies, products or services in the ordinary course of business and material transfer agreements) relating to the sale, disposition, assignment, transfer or acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of material tangible assets or material properties by the Company or any Company Subsidiary (in a single transaction or a series of related transactions), or any spin-off, merger or business combination with respect to the business of the Company or any Company Subsidiary;

(18) all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets in excess of $400,000;

(19) all contracts and agreements required to be set forth in the Company Disclosure Schedules pursuant to Section 3.15(a);

(20) all contracts and agreements in respect of any Action for which there remains any outstanding obligation on the part of the Company or any Company Subsidiary, including any such contract with respect to settlements thereof;

(21) all Related Party Agreements;

(22) all contracts and agreements for any charitable or political contributions;

(23) all contracts and agreements (other than Leases and leases of personal property set forth on Section 3.17(a)(15) of the Company Disclosure Schedules) that include any material indemnification, warranty or similar obligation on the Company or any Company Subsidiary that will survive the Closing Date;

(24) all agreements between the Company or any Company Subsidiary, or a clinical research organization or other designee of the Company or any Company Subsidiary on the one hand, and a hospital, institution and/or a principal investigator on the other hand, providing for the conduct of a study to investigate the safety and/or efficacy of the Company Products in humans;

(25) all contracts and agreements that compensate the Company or any Company Subsidiary based on a percentage of the gross or net revenues or provide for any royalties;

(26) all agreements or instruments guarantying the debts or other obligations of any person; and

(27) all Contracts (including sales orders) that, individually or in the aggregate with all other Contracts (including sales orders) with the same counterparty (or its Affiliates) involves obligations of the Company or any Company Subsidiary to deliver products or services for payment of more than $100,000 and has not been or will not be, as of the date hereof, already satisfied, and extends for a term more than 180 days from the date hereof (unless terminable without payment or penalty upon no more than 60 days’ notice).

(b) Each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, and, (i) to the Knowledge of the Company, neither the Company, any Company Subsidiary nor the other parties thereto is in material breach or violation of, or material default under, any Company Material Contract nor has any Company Material Contract been canceled by the other party; (ii) to the Knowledge of the Company, no other party is in material breach or violation of, or material default under, any Company Material Contract; and (iii) neither the Company nor any Company Subsidiary has received any written, or to the Knowledge of the Company, oral claim of default under any such Company Material Contract, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences which would not be material to the Company and the Company Subsidiaries, taken as a whole. The Company has Made Available true and complete copies of all Company Material Contracts in effect as of the date hereof, including amendments thereto that are material in nature. As of the date hereof, to the Knowledge of the Company, except for expirations of Company Material Contracts pursuant to their terms, no counterparty to a Company Material Contract has informed the Company or any Company Subsidiary that it desires to terminate or materially alter its relationship with the Company or any Company Subsidiary. There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company or any Company Subsidiary under current or completed Contracts of the Company or any Company Subsidiary with any Person and no such Person has made demand for such renegotiation.

Section 3.18. Insurance. Section 3.18 of the Company Disclosure Schedules sets forth, with respect to each insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the beneficiary of coverage as of the date of this Agreement (each, an “Insurance Policy” and collectively, the “Insurance Policies”): (i) the names of the insurer, (ii) the policy number, (iii) the period, scope and amount of coverage, (iv) the premium most recently charged, (v) deductible amount (if any) and (vi) an indication of whether the coverage was on a claims made, occurrence or some other basis. As of the date hereof, there are no pending claims under the Insurance Policies. With respect to each such Insurance Policy: (i) except as would not reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole, the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.19. Board Approval; Vote Required. The Company Board, by resolutions duly adopted by vote at a meeting duly called and held and not subsequently rescinded or modified in any way has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement, the Merger and the other Transactions and declared their advisability and (c) recommended that the stockholders of the Company approve and adopt this Agreement, the Merger and the other Transactions and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The affirmative approval of the Merger by the holders (in person or by proxy) of at least a majority of the outstanding shares of Company Common Stock at a duly constituted shareholders meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

Section 3.20. Certain Business Practices. Since February 2, 2021, neither the Company, any Company Subsidiary, or, to the Knowledge of the Company, any directors or officers, agents or employees of the Company or any Company Subsidiary, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other payment in violation of applicable anti-bribery/anti-corruption Laws. The Company has adopted and maintains adequate policies, procedures, and controls to reasonably ensure that the Company and each Company Subsidiary has materially complied and is in material compliance with all applicable anti-bribery/anti-corruption Laws.

Section 3.21. Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course of Business, no director, officer or other affiliate of the Company or any Company Subsidiary, to the Knowledge of the Company, has or has had in the past five years, directly or indirectly: (a) an economic interest in any person that purchases from or sells or furnishes to the Company or any Company Subsidiary, any goods or services; (b) a beneficial interest in any Contract disclosed on Section 3.17(a) of the Company Disclosure Schedules; or (c) any

contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements, employment and invention assignment agreement or agreements in respect of equity awards (each, a “Related Party Agreement”); provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.21. Neither the Company nor any Company Subsidiary has, since February 2, 2021, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or any Company Subsidiary, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 3.22. Top Suppliers.

(a) The Company has Made Available a list of the top 10 vendors and/or suppliers by dollar purchase volume (measured by the gross amount invoiced to the Company or any Company Subsidiary by such vendor and/or supplier during the applicable period) from which the Company or any Company Subsidiary ordered raw materials, components, supplies, merchandise, finished goods and related services or other goods and services (collectively, “Goods”) during the years ended December 31, 2021 and December 31, 2022 (each a “Top Supplier” and collectively, the “Top Suppliers”), together with the total amount for which each such Top Supplier invoiced the Company or any Company Subsidiary for the applicable time period.

(b) Since December 31, 2021, no Top Supplier has canceled, terminated or made any threat in writing to cancel or otherwise terminate its business relationship with the Company or any Company Subsidiary. None of the Top Suppliers have advised the Company or any Company Subsidiary, whether verbally or in writing, that any Top Supplier intends to refuse or otherwise fail to supply Goods to the Company or any Company Subsidiary after the Closing or has breached its obligations to the Company or any Company Subsidiary in any material respect since December 31, 2020 that was not cured after a reasonable period after notice from the Company or any Company Subsidiary.

Section 3.23. Compliance with Health Care Matters.

(a) The Company, each Company Subsidiary and their respective directors, officers or, to the Knowledge of the Company, any other person acting on behalf of the Company or any Company Subsidiary (including without limitation, employees, independent contractors, and agents) are, and have been since January 1, 2020, in compliance in all material respects, with all Health Care Laws applicable to their operations and business.

(b) Neither the Company nor any Company Subsidiary submits, and has not submitted, any claims for payment to any Federal Health Care Program or any other insurer or third-party payor for the Company Products or any other items or services, or in connection with any prohibited referrals related to the Company Products.

(c) Neither the Company nor any Company Subsidiary has received any notice, correspondence, or other communication of any violation, alleged violation or liability under, any such Health Care Laws, or to the effect that the Company, any Company Subsidiary, or representatives of, or, to the Knowledge of the Company, any person acting on behalf of, the Company or any Company Subsidiary, (A) is or would reasonably be expected to be under investigation or inquiry with respect to any violation or (B) has any actual or alleged obligation to undertake, or to bear all or any portion of the cost of, any remedial action.

(d) None of the Company, any Company Subsidiary, nor any of their respective directors, officers, members, managers, employees or, to the Knowledge of the Company, any independent contractors, agents, or other persons acting on behalf of the Company or any Company Subsidiary have been or are currently suspended, excluded or debarred from, or threatened with or currently subject to an investigation or proceeding that could result in suspension, exclusion or debarment under state or federal statutes or regulations, or assessed or threatened with assessment of civil monetary penalties regarding any Federal Health Care Program, or convicted of any crime regarding health care products or services, or, to the Knowledge of the Company, engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, suspension, or ineligibility, including, without limitation, (i) debarment under 21 U.S.C. Section 335a or any similar law; (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar law or regulation; or (iii) exclusion under 48 CFR Subpart Section 9.4, the System for Award Management Nonprocurement Common Rule. None of the Company, any Company Subsidiary, nor any of their respective current or former directors, officers, employees or, to the Knowledge of the Company, any independent contractors or agents acting on behalf of the Company or any Company Subsidiary have been subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Authority related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances.

(e) Neither the Company nor any Company Subsidiary (i) is a party to, or subject to the terms of, a Corporate Integrity Agreement with the OIG or similar agreement or consent order of any other Governmental Authority; (ii) has reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority; (iii) has been the subject of any Federal Health Care Program investigation conducted by any federal or state enforcement agency; (iv) has been a defendant in any qui tam/False Claims Act litigation; (v) has been served with or received any search warrant, subpoena, civil investigation demand or by or from any federal or state enforcement agency regarding a violation of Health Care Law (except in connection with medical services provided to third-parties who may be defendants or the subject of investigation into conduct unrelated to the business); and (vi) has, in the past six (6) years received, any written complaints other legal claim from any employees, independent contractors, vendors, providers, patients, or any other persons that would reasonably be considered to indicate that the Company or any Company Subsidiary has violated, or is currently in violation of, any Health Care Law.

(f) As of the date hereof, neither the Company nor any Company Subsidiary has commercialized any covered products as defined at 42 CFR § 403.902 that would subject the Company or any Company Subsidiary to the federal Sunshine/Open Payments Law or any and similar Laws related the reporting of manufacturer payments or transfers of value to health care professionals.

(g) The Company and each Company Subsidiary has timely and accurately filed all material reports, data, and other information required to be filed with such Governmental Authorities that are required to be filed by it under the applicable Health Care Laws.

Section 3.24. Preclinical Development and Clinical Trials. The studies, tests, preclinical development and clinical trials, if any, conducted by or on behalf of the Company or any Company Subsidiary and intended to support any regulatory filing or application are being conducted in all material respects in accordance with approved protocols (where an applicable protocol relating such studies, tests or trials has been approved) and all applicable laws and regulations, including the Federal Food, Drug, and Cosmetic Act and 21 C.F.R. parts 50, 54, 56, 58 and 312. The descriptions of, protocols for, and data and other results of, the studies, tests, development and trials conducted by or on behalf of the Company or any Company Subsidiary that have been furnished or Made Available are accurate and representative of the data known to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received any notices or correspondence from the FDA or any other Governmental Authority or any institutional review board or comparable authority requiring the termination or suspension of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company or any Company Subsidiary.

Section 3.25. Pharmaceutical Development and Marketing Regulatory Matters.

(a) The Company and each Company Subsidiary holds all Company Permits that are required by applicable regulatory authorities (including, without limitation, the FDA or any other Governmental Authority performing functions similar to those performed by the FDA) (collectively “Pharmaceutical Regulatory Authorities”) necessary for the development, testing, manufacturing, packaging, labeling, distribution, promotion, storage, sale, marketing, import, export, or provision of any of the products or services of the Company or any Company Subsidiary as presently conducted, and each of such Company Permits is valid and in full force and effect (collectively “Pharmaceutical Regulatory Permits”). There is no proceeding pending, or to the Knowledge of the Company, threatened that would result in the termination, revocation or suspension of any such Pharmaceutical Regulatory Permit or the imposition of any fine, penalty or other sanction for the violation of any such Pharmaceutical Regulatory Permit, except for any fine, penalty or other sanction which would not have a Company Material Adverse Effect.

(b) All of the products of the Company or any Company Subsidiary developed for or intended for use in humans are being and have been manufactured, processed, developed, packaged, labeled, promoted, marketed, sold, stored, tested, distributed, imported, exported, and provided in material compliance with all applicable requirements under any applicable Law, including those regarding non-clinical testing, clinical research, establishment registration, drug listing, good manufacturing practices, record-keeping, adverse event reporting, and reporting of corrections and removals (collectively “Pharmaceutical Regulatory Laws”), and the Company and each Company Subsidiary is and has been in material compliance with all Pharmaceutical Regulatory Laws to the extent applicable.

(c) The Company and each Company Subsidiary has timely filed with the applicable Pharmaceutical Regulatory Authorities all material filings, documents, declarations, listings, registrations, reports, statements, amendments, supplements or submissions, including but not limited to adverse event reports, as may be applicable, that are required to be filed by it under the applicable Pharmaceutical Regulatory Laws, any such filings were in material compliance with applicable Laws when filed, and no material deficiencies have been asserted by any applicable Governmental Authority with respect to any such filings. To the Knowledge of the Company, (i) each such filing was true and correct in all material respects as of the date of submission or was corrected in or supplemented by a subsequent filing, and (ii) any material and legally necessary or required updates, changes, corrections, amendments, supplements or modifications to such filings have been submitted to the applicable Governmental Authority.

(d) Neither the Company nor any Company Subsidiary has received any notification of any pending or, to the Knowledge of the Company, threatened (i) action, suit, claim, investigation, proceeding or order alleging non-compliance with any Pharmaceutical Regulatory Laws; or (ii) for-cause audit, inspection or investigation by any Pharmaceutical Regulatory Authority regarding an alleged non-compliance with any Pharmaceutical Regulatory Laws.

(e) Neither the Company nor any Company Subsidiary has received or been subject to any regulatory enforcement action, adverse notice, warning, administrative enforcement proceeding or investigation by a Pharmaceutical Regulatory Authority, including any FDA Form 483, FDA warning letter or untitled letter, clinical hold, or any similar notice, that (i) alleged or asserted that the Company violated any applicable Pharmaceutical Regulatory Laws, or (ii) commenced, or threatened to initiate, any enforcement action, suit, claim, investigation, proceeding or Order to withdraw, discontinue, terminate or otherwise adversely affect a Pharmaceutical Regulatory Permit of the Company or any Company Subsidiary.

(f) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has (i) made an untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority, or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority that (in any such case) establishes a reasonable basis for a Governmental Authority to allege a violation of an applicable Law, including without limitation, for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Company, any Company Subsidiary nor, to the Knowledge of the Company, any of their respective officers, employees, or, to the Knowledge of the Company, agents is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by any other Governmental Authority pursuant to any similar Law.

Section 3.26. Trade Laws.

(a) To the Knowledge of the Company, the Company, and each Company Subsidiary, is, and since February 2, 2021 has been, in compliance with Trade Laws, including but not limited to applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, and the U.S. Department of State, and all equivalent laws, regulations, and orders administered by the relevant authorities in other applicable jurisdictions, in each case except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

(b) To the Knowledge of the Company, none of the Company, any Company Subsidiary nor any of their directors, officers, employees, agents, or any other Persons authorized to act, or acting, on behalf of the Company or any Company Subsidiary, (i) is a Sanctioned Person, (ii) has since February 2, 2021, directly or indirectly, engaged in any dealings with or involving any Sanctioned Person or Sanctioned Country in violation of Sanctions.

(c) To the Knowledge of the Company, neither the Company nor any Company Subsidiary is or has been under investigation by any governmental authority with respect to any material violation of Trade Laws.

Section 3.27. Brokers. Except for Ladenburg Thalmann & Co. Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 3.28. Opinion of Financial Advisor. The Company has received the opinion of Ladenburg Thalmann & Co. Inc., dated the date of this Agreement, to the effect that the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view, a signed copy of which opinion has been delivered to Parent promptly after the execution and delivery hereof.

Section 3.29. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Schedules), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, any Company Subsidiary and any matter relating thereto, including the affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information Made Available, the affiliates or any of their respective Representatives by, or on behalf of, the Company or any Company Subsidiary, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Company, any Company Subsidiary nor any other person on behalf of the Company or any Company Subsidiary has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets Made Available, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Company Subsidiary (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information Made Available, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except (a) as set forth in the disclosure schedules delivered by Parent and Merger Sub to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedules”) or (b) as disclosed in the Parent SEC Documents (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements and any other disclosures included in such Parent SEC Documents to the extent they are predictive or forward-looking in nature), Parent and Merger Sub, jointly and severally, represent and warrant to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 4.01. Organization, Standing and Power.

(a) Parent and each of its Subsidiaries (the “Parent Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had, and would not have a Parent Material Adverse Effect. Parent and each Parent Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Parent Material Adverse Effect. Merger Sub was formed solely for the purpose of effecting the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

(b) All of the material Parent Subsidiaries are set forth in the Parent SEC Documents. Parent owns, directly or indirectly, all of the capital stock or other equity interests of each Parent Subsidiary, free and clear of any Liens, and all of the issued and outstanding shares of capital stock or other equity interests of each Parent Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

Section 4.02. Certificate of Incorporation and Bylaws. Parent Made Available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of Parent and of each Parent Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither Parent nor any Parent Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 4.03. Issuance of Securities. The Parent Common Stock issuable as Merger Consideration pursuant to this Agreement is, or will be prior to the Effective Time, duly authorized and, when issued in accordance with the terms of this Agreement and the applicable Ancillary Agreements, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens. Parent has reserved, or will reserve prior to the Effective Time, from its duly authorized capital stock the maximum number of shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement.

Section 4.04. Capitalization. (a) The authorized capital stock of Parent consists of 190,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Reference Date, (i) 38,252,162 shares of Parent Common Stock are issued and outstanding and (ii) no shares of Parent Preferred Stock are issued and outstanding. At the close of business on the Reference Date, Parent has reserved 11,777,518 shares of Parent Common Stock (including reserves for outstanding options and restricted stock units) for issuance pursuant to the Parent Stock Plans. As of the Reference Date, there were outstanding (i) Parent Options to acquire 5,649,844 shares of Parent Common Stock and (ii) Parent RSUs that may be settled into 5,428,526 shares of Parent Common Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien. Section 4.04(a) of the Parent Disclosure Schedules sets forth for each Parent Subsidiary the amount of its authorized share capital, the amount of its issued and outstanding share capital and the record owners of its issued and outstanding share capital, and there are no other shares or other equity securities of any Parent Subsidiary issued, reserved for issuance or outstanding, in each case as of the date hereof. All of the issued and outstanding equity securities and other securities of each Parent Subsidiary are owned of record and beneficially by Parent or one or more Parent Subsidiaries, free and clear of all Liens.

(b) Other than the Parent Options and the Parent RSUs, there are no options, restricted shares, restricted share units, phantom equity awards, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary is a party to, or otherwise bound by, and neither Parent nor any Parent Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Parent Common Stock, Parent Preferred Stock or any of the equity interests or other securities of Parent or any Parent Subsidiary. As of the date hereof, except as set forth in Section 4.04(a) of the Parent Disclosure Schedules, neither Parent nor any Parent Subsidiary owns any equity interests in any person.

(c) Parent Common Stock is listed on Nasdaq and Parent will maintain such listing immediately after Closing.

Section 4.05. Authority Relative to this Agreement; Execution; Enforceability. Parent has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Agreement by Parent and the consummation by Parent of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or any Ancillary Agreements or to consummate the Transactions (other than, with respect to the Merger and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as limited by the Remedies Exceptions. The Board of Directors of Parent (the “Parent Board”) at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of Parent, and (iii) adopting this Agreement, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the Knowledge of Parent, no other state takeover statute is applicable to this Agreement or any Ancillary Agreement, the Merger, the Share Issuance or any other Transaction.

Section 4.06. No Conflicts; Consents. (a) The execution and delivery of this Agreement by Parent does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.06(b), the performance of this Agreement by Parent will not (i) conflict with or violate the Parent Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.06(b) have been obtained and all filings and obligations described in Section 4.06(b) have been made, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of Parent or any Parent Subsidiary pursuant to, any material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, license, permit, franchise, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws and state takeover laws, such filings and consents as may be required under the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits or to make such filings or notifications, would not have a Parent Material Adverse Effect.

Section 4.07. Permits; Compliance. Neither Parent nor any Parent Subsidiary is in conflict with, or in default, breach or violation of, (a) any Laws applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (b) any material Contracts by which any material assets of Parent or any Parent Subsidiary are bound except where the conflict, default, breach or violation of the material Contracts would not have a Parent Material Adverse Effect. Parent is, and since October 8, 2021 has been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, and orders of any Governmental Authority necessary and required for Parent to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have such Parent Permits would not have a Parent Material Adverse Effect. No suspension, revocation, cancellation or termination of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened. Parent (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Parent Permit, and (ii) has not received any written notice or other communication from a Governmental Authority regarding any violation of any such Parent Permits, that it intends to cancel, terminate, or not renew any such Parent Permit, except, in each case, where such default, violation or notice would not have a Parent Material Adverse Effect.

Section 4.08. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed all reports, schedules, forms, statements and other documents required to be filed by Parent with the SEC since October 8, 2021 and prior to the date of this Agreement (the “Parent SEC Documents”). As of its respective date, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and, except to the extent that information contained in such Parent SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Parent SEC Document, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent Financial Statements fairly present the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, all in accordance with GAAP. The Parent Financial Statements: (i) have been prepared from the books and records of Parent and the Parent Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements. The books and records of Parent and the Parent Subsidiaries, are true and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.

(c) Parent and the Parent Subsidiaries do not have any liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of Parent or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Parent Financial Statements and not in violation hereof, (iii) arising pursuant to this Agreement or the Ancillary Agreements to which Parent or any of the Parent Subsidiaries is a party or incurred in connection with the Merger or (iv) as would not reasonably be expected to, individually or in the aggregate, be material to Parent and the Parent Subsidiaries taken as a whole. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d) Parent maintains, and at all times since October 8, 2021, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Parent Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent that could have a material effect on the financial statements. The Parent’s management has completed an assessment of the effectiveness of the Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and, except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(e) Parent maintains, and at all times since October 8, 2021, has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in Parent’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of Parent and the principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(f) Parent is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq. Parent Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and Parent has taken no action designed to, or which to Knowledge of Parent is likely to have the effect of, terminating the registration of Parent Common Stock under the Exchange Act, nor has Parent received any notification that the SEC is contemplating terminating such registration. Parent has not, in the 12 months preceding the date hereof, received notice from Nasdaq to the effect that Parent is not in compliance with the listing or maintenance requirements of Nasdaq. Parent is and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. Parent Common Stock is currently eligible for electronic transfer through the DTC or another established clearing corporation and Parent is current in payment of the fees to the DTC (or such other established clearing corporation) in connection with such electronic transfer.

(g) Except for matters resolved prior to the date hereof, since October 8, 2021, (i) none of Parent, any Parent Subsidiary or any of their respective directors or officers, nor, to the Knowledge of Parent, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent, any Parent Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Parent’s financial statements and (ii) neither Parent nor any Parent Subsidiary has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of the Parent’s auditors.

Section 4.09. Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company for inclusion or incorporation by reference.

Section 4.10. Absence of Certain Changes or Events. Since December 31, 2022 and prior to the date of this Agreement, or as expressly contemplated by this Agreement and except as disclosed in the Parent SEC Documents, (a) Parent has conducted its business in all material respects in the Ordinary Course of Business (other than due to any actions taken related to COVID-19 or any COVID-19 Measure), (b) Parent has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets other than non-exclusive licenses or assignments or transfers in the Ordinary Course of Business, (c) there has not been any Parent Material Adverse Effect, and (d) Parent has not taken any action that, if taken after the date of this Agreement, would require the consent of the Company under Section 5.01(b) (Conduct of Business by Parent).

Section 4.11. Absence of Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent, any Parent Subsidiary, or any directors, officers or employees thereof in their capacity as such, or any property or asset of Parent or any Parent Subsidiary before any Governmental Authority. None of Parent, any of the Parent Subsidiaries nor any material property or asset of Parent or any of the Parent Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.12. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.13. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Parent Disclosure Schedules), each of Parent and Merger Sub hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Parent, Merger Sub, their respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its affiliates or any of their respective Representatives by, or on behalf of, Parent or Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, none of Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available by Parent, Merger Sub, their respective affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available by Parent, Merger Sub, their respective affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01. Conduct of Business.

(a) Conduct of Business by the Company. The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 5.01(a) of the Company Disclosure Schedules, and (3) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), unless Parent shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed): (i) the Company shall conduct, and shall cause each Company Subsidiary to conduct, its business in the Ordinary Course of Business in all material respects; and (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the current business organization of the Company and each Company Subsidiary, to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with customers, suppliers, Governmental Authorities and other persons with which the Company or any Company Subsidiary has significant business relations. By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement or by any Ancillary Agreement, and (2) as set forth in Section 5.01(a) of the Company Disclosure Schedules, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed):

(1) amend or otherwise change its certificate of incorporation or bylaws;

(2) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary, provided that (x) the exercise, conversion or settlement of any Company Options, Company RSUs or Company Warrants or (y) grants of Company Options or Company RSUs that would be permitted by Section 5.01(a)(7) shall not require the consent of Parent; or (B) any material assets of the Company or any Company Subsidiary;

(3) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(4) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(5) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any person, corporation, partnership, other business organization or any division thereof; (B) acquire any material assets, except purchases of supplies in the Ordinary Course of Business, (C) incur any indebtedness for borrowed money in excess of $40,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the Ordinary Course of Business or (D) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any Company Subsidiary;

(6) other than the Transactions as set forth in this Agreement, enter into or adopt a plan or agreement of reorganization, merger, recapitalization or consolidation or adopt a plan of complete or partial liquidation or dissolution;

(7) except to the extent required by a Plan or applicable Law (A) increase the compensation or severance entitlements of any current or former employee, officer, consultant or director of the Company or any Company Subsidiary, (B) make any change to employee compensation, incentives or benefits after the filing of the Form S-4 that would reasonably be expected to require an amendment to the Form S-4 under applicable Law, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation to any current or former employee, officer, consultant or director of the Company or any Company Subsidiary, (D) establish, adopt, extend, renew, provide discretionary benefits under, enter into, terminate or amend in any material respect any collective bargaining agreement or Plan, (E) accelerate any rights or benefits (including with respect to any payments, benefits or vesting), or make any material determinations not in the Ordinary Course of Business, under any collective bargaining agreement or Plan, (F) grant any awards under the Company Plans or any other equity or equity-based compensation, (G) hire or engage any officers or employees; provided that in the event an officer or employee ceases to be an officer or employee of the Company or any Company Subsidiary, the Company or any Company Subsidiary may engage a consultant to replace such individual pursuant to a consulting agreement that is reasonably satisfactory to Parent or (H) waive any post-employment restrictive covenant with any current or former employee, officer, consultant or director;

(8) take any action where such action would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(9) enter into any contract or agreement with any union, works council or labor organization covering the Company’s or any Company Subsidiary’s employees;

(10) materially amend accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as required by GAAP;

(11) (A) make, change or revoke any Tax election, (B) amend any Tax Return or settle or compromise any material United States federal, state, local or non-United States income Tax liability, (C) initiate or enter into any closing or voluntary disclosure agreement with any Tax authority with respect to any amount of Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment for any amount of Tax relating to the Company or any Company Subsidiary, (D) change any method of Tax accounting or annual Tax accounting period, (E) request any private letter or similar Tax ruling, (F) apply for any Tax incentive program or (G) surrender any right to claim a material refund of Taxes or an offset or other reduction in liability for Taxes or refund;

(12) (A) enter into any Contract that would have been a Company Material Contract if entered into on the date hereof (provided, that, in determining whether a Contract is Company Material Contract for the purposes of this Section 5.01(a)(12)(A), the respective monetary thresholds for Company Material Contracts in Sections 3.17(a)(1), (4), (15), (16), (18) and (27) shall be read as $40,000) or (B) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Company Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is materially adverse to the Company or any Company Subsidiary, except in the Ordinary Course of Business;

(13) acquire or lease, or agree to acquire or lease, any real property;

(14) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company IP;

(15) initiate, settle or compromise any Actions or waive any claims or rights of substantial value;

(16) enter into any Contract, understanding or commitment that contains any restrictive covenant or otherwise restrains, restricts, limits or impedes the ability of the Company or any Company Subsidiary to compete with or conduct any business in any geographic area or solicit the employment of any Persons;

(17) (x) adopt, approve, modify or amend in any material respect any plan or program with a Development Partner relating to the development or commercialization of any Company Product, including any decision or action with respect thereto that is subject to joint governance approval with any such Development Partner, or make any material and binding proposal or commitment to a Development Partner regarding the adoption, approval, modification or amendment of any such plan or program, (y) initiate any new pre-clinical or clinical trials, or (z) fund or agree to fund any clinical trial sponsored by another Person or any expansion of a clinical trial sponsored by another Person;

(18) make or agree to make, any capital expenditure that, individually, is in excess of $25,000 or, in the aggregate, are in excess of $40,000, except as required under Contracts disclosed under this Agreement; or

(19) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(b) Conduct of Business by Parent. Except as (1) expressly contemplated by any other provision of this Agreement or by any Ancillary Agreement or (2) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), Parent and Merger Sub shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed):

(1) amend or otherwise change its or Merger Sub’s certificate of incorporation or bylaws in a manner that would have an Effect described in clause (b) of the definition of Parent Material Adverse Effect;

(2) (A) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock in any manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of the Parent Common Stock, except for repurchases made in the Ordinary Course of Business with respect to of equity awards issued by Parent or (B) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends or other distributions made by any direct or indirect wholly-owned Subsidiary of Parent to Parent or one of its other wholly-owned Subsidiaries;

(3) enter into or adopt a plan or agreement of reorganization, merger, dissolution, restructuring, reorganization, recapitalization or consolidation or adopt a plan of complete or partial liquidation or dissolution (other than (i) the transactions contemplated hereby, including the Merger, (ii) transactions among Parent and one or more direct or indirect wholly owned Subsidiaries of Parent or among direct or indirect wholly owned Subsidiaries of Parent and (iii) transactions that would not have an Effect described in clause (b) of the definition of Parent Material Adverse Effect);

(4) take any action where such action would have an Effect described in clause (b) of the definition of Parent Material Adverse Effect;

(5) take any action where such action would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or

(6) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(c) Advice of Notifications. The Company and Parent shall promptly advise the other in writing of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (except with respect to the matters covered by, and subject to, Section 6.03 which shall instead be governed by the terms thereof); (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement; or (iv) any inaccuracy in any representation or warranty made by it in this Agreement; provided that the Company shall notify Parent no later than one Business Day after becoming aware of any actual or potential Security Incident occurring after the date of this Agreement; provided, further, that the failure by a party to provide the notice required under this clause (iv) shall not constitute a breach of covenant for purposes of Articles VII and VIII of this Agreement; provided that the delivery of any notice pursuant to this Section 5.01(c) shall not (i) cure any breach of, or noncompliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

(d) Nothing contained herein shall give to Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with and subject to the terms and conditions hereof, complete control and supervision of its and its respective Subsidiaries’ respective operations.

Section 5.02. No Solicitation by the Company.

(a) Termination of Existing Discussions. As of the date hereof, the Company shall, and shall cause each of its Representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent or Merger Sub) regarding any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. Notwithstanding anything to the contrary, contained herein, including Section 5.02(c) (Discussions Permitted in Certain Circumstances), the Company shall promptly (and in any event within five Business Days following the date hereof) request that each such Person in possession of nonpublic information that was furnished by or on behalf of the Company or any Company Subsidiary in connection with its consideration of any potential Company Takeover Proposal return or destroy all such nonpublic information heretofore furnished to such Person or its Representatives and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Prohibition on Soliciting Activities. Except as permitted by Section 5.02(c), the Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any Company Takeover Proposal, or (iii) engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such Person to make a Company Takeover Proposal, furnish any nonpublic information (whether orally or in writing) or access to the business, properties, assets, books or records of the Company or any Company Subsidiary to, or otherwise cooperate in any way with, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, a Company Takeover Proposal; provided, that, the Company may contact the Person that has made an offer, proposal or indication of interest solely for the purpose of informing such Person about the terms and conditions of this Section 5.02(b).

(c) Discussions Permitted in Certain Circumstances. Before receipt of the Company Stockholder Approval, the Company and its Representatives may, directly or indirectly through any Representative, to the extent that the failure to do so would reasonably be expected to be a breach of the fiduciary duties of the Company Board under applicable Law, as determined in good faith by the Company Board after consultation with the Company’s financial advisor and outside legal counsel, in response to a bona fide written Company Takeover Proposal that (x) the Company Board (or a duly formed committee thereof) determines, in good faith, after consultation with the Company’s financial advisor and outside legal counsel, is reasonably likely to result in a Superior Company Proposal and (y) that was not solicited by the Company and that did not otherwise result from a material breach of this Section 5.02, and subject to compliance in all material respects with Section 5.02(f) (Required Notices), (i) participate in discussions and negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding any Company Takeover Proposal and (ii) furnish to such Person and its Representatives (including its potential financing sources) any information (including non-public information) related to the Company, and provide access to the Company’s assets, properties and business facilities. Prior to engaging in any such discussions or negotiations with such Person, the Company shall enter into an Acceptable Confidentiality Agreement with such Person in respect of such Company Takeover Proposal. The Company shall provide to Parent copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or Made Available) that is made available to any such Person before or substantially concurrently with the time it is provided or made available to such Person. The Company shall not furnish any nonpublic information or participate in any discussions or negotiations with any Person pursuant to this Section 5.02(c) unless the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action, which notice shall include the identity of such Person, a true and complete copy of the most current version of any applicable unsolicited request or Company Takeover Proposal (including any proposed agreement or other offer documents) and a true and complete copy of such Acceptable Confidentiality Agreement; provided, however, the identity of such Person need not be disclosed to Parent if providing such information would violate the terms of a confidentiality agreement in effect prior to the date of this Agreement. The terms and existence of any such unsolicited request or Company Takeover Proposal shall be subject to the confidentiality obligations imposed on Parent pursuant to the Confidentiality Agreement.

(d) Company Recommendation. Except as permitted by Section 5.02(e), the Company shall cause the Proxy Statement to include the recommendation of the Company Board to the Company’s stockholders that they give the Company Stockholder Approval (the “Company Recommendation”). Except as permitted by Section 5.02(e), the Company Board shall not (i) fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal shall be considered an amendment or adverse modification), (ii) approve, adopt, endorse, recommend or otherwise declare advisable (or publicly propose to approve, adopt, endorse, recommend or otherwise declare advisable) a Company Takeover Proposal, (iii) fail to (1) publicly recommend against any Company Takeover Proposal within 10 Business Days after such Company Takeover Proposal is made public (or such fewer number of days as remains prior to the Company Stockholders Meeting so long as such Company Takeover Proposal is made at least five Business Days prior to the Company Stockholders Meeting), or (2) fail to reaffirm the Company Recommendation within 10 Business Days after any written request by Parent to do so after a Company Takeover Proposal shall have been publicly announced or shall have become publicly known (or such fewer number of days as remains prior to the Company Stockholders Meeting so long as such request is made at least three Business Days prior to the Company Stockholders Meeting), it being understood and agreed that, other than requests for reaffirmation made by Parent within two Business Days of the date that a Company Takeover Proposal first becomes public, Parent shall be entitled to request a reaffirmation of the Company Recommendation on a maximum of two occasions or (iv) authorize any of, or resolve, commit or agree to take any of, the foregoing actions (any of the foregoing in clauses (i) through (iv), a “Company Recommendation Change”).

(e) Change in Recommendation Permitted in Certain Circumstances. At any time prior to receipt of the Company Stockholder Approval, if the Company has complied with all of its obligations in all material respects under this Section 5.02, and (A) the Company Board receives a Superior Company Proposal or (B) a Company Intervening Event occurs, and as a result thereof the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company Board may make a Company Recommendation Change. Notwithstanding the foregoing, the Company Board shall not make a Company Recommendation Change or approve or recommend any Superior Company Proposal pursuant to this Section 5.02(e) unless: (x) the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action but in any event not less than three (3) Business Days before taking such action, which notice shall include, in the case of a Superior Company Proposal, the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement or other offer documents), or in the case of a Company Intervening Event, a reasonably detailed description of such Company Intervening Event and the reasons for the proposed Company Recommendation Change, (y) for three (3) Business Days following delivery of such notice, the Company negotiates in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions (to the extent Parent desires to negotiate) and (z) if the proposed Company Recommendation Change is in response to a Superior Company Proposal, Parent does not make, within such three (3) Business Day period, an offer (not subsequently withdrawn) that causes the offer previously constituting a Superior Company Proposal to no longer constitute a Superior Company Proposal, as determined by the Company Board in good faith after consulting with the Company’s financial advisor and outside legal counsel, as such Superior Company Proposal (it being understood that any (a) amendment to the financial terms or (b) material amendment to the other material terms of any such Superior Company Proposal shall require a new written notice from the Company and an additional two-Business Day period that satisfies this Section 5.02(e)).

(f) Required Notices. The Company promptly, and in any event within one Business Day, shall advise Parent in writing of any bona fide Company Takeover Proposal, any inquiry that would reasonably be expected to lead to, any Company Takeover Proposal, or any request for non-public information reasonably expected to be in contemplation of a Person making a bona fide Company Takeover Proposal, the identity of the Person making any such Company Takeover Proposal, inquiry or request and the material terms of any such Company Takeover Proposal, inquiry or request. The Company shall (i) keep Parent informed reasonably current basis of the status of any such Company Takeover Proposal, inquiry or request, including notifying Parent within one Business Day of the occurrence of any changes to the terms thereof and discussions and negotiations relating thereto and (ii) provide to Parent promptly (and in any event within one Business Day) after receipt or delivery thereof copies of all offers or proposals and drafts of proposed letters of intent, memoranda of understanding, merger agreements, acquisition agreements or other Contracts related thereto and all other material correspondence or written materials related thereto sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to the Person making any Company Takeover Proposal in connection with any such Company Takeover Proposal. The Company shall keep Parent fully informed on a current basis of the status of any Company Intervening Event.

(g) Disclosures under Law. Nothing in this Agreement shall prohibit the Company Board from (A) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a customary “stop, look and listen” communication by the Company Board to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) complying with the Company’s disclosure obligations under U.S. federal or state Law or other applicable Law with regard to a Company Takeover Proposal; or (D) making any disclosure to the Company shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be reasonably likely to a breach of its fiduciary duties under applicable Law; provided that in each case of the foregoing clauses (A) through (D) (other than a “stop, look and listen communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act) such disclosure does not modify or qualify the Company Recommendation in a manner adverse to Parent or Merger Sub.

(h) The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.02, the Company shall be deemed to be in breach of this Section 5.02.

(i) Certain Definitions. For purposes of this Agreement:

“Company Takeover Proposal” means, other than with respect to the Transactions, any offer or proposal by any Person concerning any (i) merger, consolidation, other business combination or similar transaction involving the Company and any Company Subsidiary, pursuant to which such Person (or the stockholders of such Person) would own 15% or more of the consolidated assets, revenues or net income of the Company and any Company Subsidiary, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company and any Company Subsidiary (including Equity Interests of the Company or any Company Subsidiary) representing 15% or more of the consolidated assets, revenues or net income of the Company and any Company Subsidiary, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (iv) transaction or series of transactions, including any tender offer or exchange offer, in which any Person (or the stockholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company or (v) any combination of the foregoing.

“Company Intervening Event” means a material Event that was not known or reasonably foreseeable to the Company Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date hereof), which Event, or any consequence thereof, becomes known to the Company Board before receipt of the Company Stockholder Approval; provided that, in no event shall (i) the receipt, existence of or terms of a Company Takeover Proposal or any inquiry relating thereto or the consequences thereof, (ii) an Event relating to Parent or any of its Subsidiaries or (iii) any change in the market price or trading volume of the Company Capital Stock or the fact that the Company meets or exceeds any internal or analysts’ expectations or projections of the results of operations of the Company (it being understood that the underlying causes of such change or fact shall not be excluded by this clause (iii)) constitute a Company Intervening Event.

“Superior Company Proposal” means a bona fide written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “15% or more” shall be replaced by “a majority”), on its most recently amended or modified terms, if amended or modified, for which the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) to be (i) more favorable to the holders of shares of Company Common Stock than the Transactions (taking into account all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal to the extent in a form that could be accepted)) and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

ARTICLE VI

Additional Agreements

Section 6.01. Preparation of the Form S-4 and the Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, but in any event within 20 Business Days following the date of this Agreement (to the extent practicable), Parent and the Company shall jointly prepare and cause to be filed with the SEC the Proxy Statement in preliminary form and Parent shall prepare (with the cooperation of the Company) and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, and each of the Company and Parent shall cooperate with each other and use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto; provided, that consistent with the foregoing, Parent and the Company shall use their good faith efforts to make the initial filing of the Form S-4 within 10 Business Days following the date of this Agreement, it being understood and agreed that the failure to make such filing within such 10 Business Day period shall not be deemed to be a breach of this Agreement for any purpose. Each of the Company and Parent shall cooperate with each other and use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and under the Company Plans and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Plans as may be reasonably requested in connection with any such action. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. Each party shall give each other party an opportunity to participate in any discussions or meetings such party has with the SEC in connection with the Proxy Statement, the Form S-4 or the Merger. Notwithstanding the foregoing, before filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company (i) shall provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock included in the Merger Consideration for offering or sale in any jurisdiction, and each of Parent and the Company shall use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Parent and the Company shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the Share Issuance.

(b) If before the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and Form S-4 and, as required by law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(c) If before the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(d) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, postponement or other delay thereof, the “Company Stockholders Meeting”) for the purpose of, among other things, seeking the Company Stockholder Approval. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) the withdrawal or modification by the Company Board of its approval or recommendation of this Agreement or the Merger.

(e) Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to postpone or adjourn the Company Stockholders Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law, order or a request from the SEC; or (iii) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholders Meeting (including, if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to the stockholders of the Company or otherwise made available to the stockholders of the Company by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement.

Section 6.02. Access to Information; Confidentiality. The Company shall, and shall cause each Company Subsidiary to, afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other Representatives of Parent, reasonable access during normal business hours during the period before the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company or any Company Subsidiary. This Section 6.02 shall not require the Company or any Company Subsidiary to permit any access, or to disclose any information, that in the reasonable judgment of such party would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality if such party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information (provided, that each party shall use all reasonable efforts, such as the entry into a joint defense agreement, to permit such access or disclosure without the loss of such privilege) or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a Governmental Authority alleging that providing such information violates antitrust Law. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld and use reasonable best efforts to provide appropriate alternative disclosure. All information exchanged pursuant to this Section 6.02 shall be subject to the Mutual Confidential Disclosure Agreement dated March 1, 2023 between the Company and Parent (the “Confidentiality Agreement”).

Section 6.03. Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement (and without limiting the rights of the Company and the Company Board under Section 5.02 (No Solicitation by the Company.)), each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled, (ii) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority, (iii) obtain all necessary consents, approvals or waivers from third parties, (iv) defend any Action challenging this Agreement or any Ancillary Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (v) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement or the Ancillary Agreements; provided, that, in connection with any of the foregoing clauses (i) through (iv), Parent and the Company (x) shall not be obligated to and (y) shall not agree to (A) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payment) or concede anything of monetary or economic value or (B) amend, supplement or modify any contract in any manner that would be adverse to the interest of the Company or, after the Merger, Parent and its Subsidiaries, in each case in subpart (y), without the prior written consent of Parent.

(b) Without limiting the generality of anything contained in this Section 6.03, from the date hereof until the Effective Time or the termination or this Agreement in accordance with its terms, each of the Company and Parent (on its and Merger Sub’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Authority or brought by a third party before any Governmental Authority, in each case, with respect to the transactions contemplated by this Agreement, (iii) keep the other party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other party of any communication to or from the FTC, DOJ or any other Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) subject to an appropriate confidentiality agreement or other legal obligation to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any Governmental Authority or by applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by this Agreement, each party shall provide advance notice of and permit authorized Representatives of the other party to be present at each meeting or conference, including any virtual or telephonic meetings, relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding; provided, however, that materials required to be provided pursuant to this Section 6.03(b) may be redacted (A) to remove references concerning the valuation of Parent, Merger Sub, the Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Authority, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any party or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings for the transactions contemplated by this Agreement.

Section 6.04. Employee Matters.

(a) Parent will give due regard to filling at or after the Closing any open positions at Parent and the Parent Subsidiaries arising from any separation of service of an employee of Parent or a Parent Subsidiary that occurs after the date of this Agreement and before the Closing with an individual who is employed by the Company or any Company Subsidiary.

(b) The Company will provide to Parent, by no later than 15 days following the date hereof, an analysis demonstrating a reasonable estimate of the amounts, if any, that could be received (whether in cash, property or the vesting of property) by a “disqualified individual” from the Company or any of its Affiliates that could reasonably be expected to be characterized as an “excess parachute payment” (as such terms are defined for purposes of Section 280G of the Code).

(c) Continuation of Plans; Service Credit, Etc.

(1) As of the Effective Time, Parent may (or may cause its applicable Subsidiary or Subsidiaries to) employ certain of the employees of the Company or any Company Subsidiary who are employed as of immediately prior to the Effective Time. Each such employee who continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time is referred to as a “Continuing Employee.” For a period of one year following the Effective Time (or, if earlier, the date of termination of employment of the relevant Continuing Employee), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) to (i) provide to each Continuing Employee a base salary that is no less favorable than the base salary provided to such Continuing Employee by the Company immediately prior to the Effective Time; provided that if following the Closing, Parent implements any reduction in base salaries that is generally applicable to similarly situated employees of Parent then such reduction may be applied to the base salaries of the Continuing Employees; (ii) provide to each Continuing Employee severance payments and benefits that are no less favorable than the severance payments and benefits provided by the Company to such Continuing Employee immediately prior to the Effective Time; and (iii) either (A) maintain for the benefit of each Continuing Employee the Plans (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) at benefit levels (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) that, taken as a whole, are not materially less favorable in the aggregate than those in effect at the Company and the Company Subsidiaries immediately prior to the Effective Time, or (B) provide other employee benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) to each Continuing Employee that, taken as a whole, are not materially less favorable in the aggregate than the benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) provided to such Continuing Employee immediately prior to the Effective Time (“Comparable Plans”), or (C) provide some combination of (A) and (B) above such that each Continuing Employee receives other employee benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) that, taken as a whole, are no less favorable in the aggregate than the other benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) provided to such Continuing Employee immediately prior to the Effective Time.

(2) Each Continuing Employee shall be given credit for all service with the Company or any Company Subsidiary prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits under the employee benefit plans of Parent and the Surviving Corporation where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement) to the extent such Continuing Employee is eligible to participate under such plans and coverage under such plans replaces coverage under an analogous Plan of the Company and the Company Subsidiaries in which such Continuing Employee participates immediately prior to the Effective Time; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits or was not credited for the same purpose with respect to such Continuing Employee under the analogous Plan of the Company immediately prior to the Effective Time. In addition, and without limiting the generality of the foregoing, (i) to the extent that service is relevant for eligibility, vesting or allowances under any health or welfare benefit plan of Parent and such Continuing Employee is eligible to participate in such plan, Parent shall use its reasonable best efforts to (A) waive all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such plan for such Continuing Employee and his or her covered dependents to the extent waived for such person under the analogous employee benefit plan of the Company immediately prior to the Closing Date, and (B) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents under the Company’s employee benefit plans during the portion of the plan year of the ending on the date such employee’s participation in the corresponding benefit plan of Parent begins to be given full credit under the benefit plans of Parent for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such benefit plans of Parent, and (C) credit the accounts of such Continuing Employees under any such benefit plans of Parent which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Plan of the Company. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture conditions that were not applicable as of the Effective Time.

(d) Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.04(d) will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.04(d), require Parent, the Surviving Corporation or any of their respective subsidiaries to continue any Plan of the Company or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

(e) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (“Company DC Plans”) unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Plans by providing the Company with written notice of such election at least five days before the Effective Time. Unless Parent so provides notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company Board has validly adopted resolutions to terminate any Company DC Plans (the form and substance of which resolutions shall be subject to review and approval of Parent) and taken all other actions necessary or advisable to terminate such Company DC Plans, effective no later than the date immediately preceding the Closing Date.

Section 6.05. Indemnification.

(a) Parent and Merger Sub agree that all rights to exculpation or indemnification arising from, relating to, or otherwise in respect of, acts or omissions occurring before the Effective Time in favor of the current or former directors or officers of the Company and each Company Subsidiary (each, an “Indemnified Party”) as provided in their respective certificates of incorporation, by-laws, other organizational documents, all agreements for indemnification, exculpation of liability or advancement of expenses, in each case as in effect on the date hereof (or arising after the date hereof (i) with a newly hired officer, director, employee or agent in the Ordinary Course of Business or (ii) with Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed), shall survive the Merger and shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Parties for a period of not less than six years after the Effective Time. If any claims for indemnification or exculpation are asserted or made within such period, all rights to indemnification or exculpation in respect of such claims shall continue until the final disposition of such claims. Parent and the Surviving Corporation shall cause to be maintained for a period of not less than six (6) years after the Effective Time the Company’s current directors’ and officers’ insurance and indemnification policy (as the same may be extended from time to time) to the extent that it provides coverage for events occurring before the Effective Time (the “D&O Insurance”) for all Persons who are directors and officers of the Company on the date of this Agreement or are covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts not materially less favorable to such insured persons than those of the D&O Insurance in effect on the date of this Agreement, so long as the annual premium therefor would not be in excess of 300% the annual premiums currently paid by the Company (such amount, the “Maximum Premium”); provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium. If the existing D&O Insurance expires, is terminated or canceled during such six-year period, Parent shall use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance.

(b) From and after the Effective Time, to the fullest extent permitted by Law and the Company Organizational Documents (as in effect on the date hereof), Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the Indemnified Parties against all losses, claims, damages, liabilities and reasonable out of pocket expenses (including reasonable and documented attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld, conditioned or delayed)) (collectively, “Losses”), as incurred (subject to the execution by such Indemnified Parties of appropriate undertakings in favor of the indemnifying party to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under this Section 6.05(b)), to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Action or investigation, in respect of actions or omissions occurring at or before the Effective Time in connection with such Indemnified Party’s duties as an officer or director of the Company or any Company Subsidiary, including in respect of this Agreement, any Ancillary Agreement, the Merger and the other Transactions; provided, however, that an Indemnified Party shall not be entitled to indemnification under this Section 6.05(b) to the extent prohibited by Law.

(c) The provisions of this Section 6.05 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company or any Company Subsidiary by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The obligations set forth in this Section 6.05 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 6.05 and their heirs and representatives, without the prior written consent of such affected Indemnified Party or other person.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Corporation shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 6.05.

Section 6.06. Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except for expenses incurred in connection with filing, printing and mailing the Proxy Statement and the Form S-4 shall be shared equally by Parent and the Company.

(b) The Company shall pay to Parent a nonrefundable fee of $570,000 if: (i) this Agreement is terminated by Parent pursuant to Section 8.01(c)(2) or Section 8.01(c)(3) (in each case, without the Company Stockholder Approval having been previously obtained); or (ii) (A) this Agreement is terminated (x) by the Company pursuant to Section 8.01(b)(i), (y) by Parent or the Company pursuant to Section 8.01(b)(iii) or (z) by Parent pursuant to Section 8.01(c)(1) (but, for clarity, only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 8.01(c)(1) and, if such termination is after the Company Stockholder Approval has been obtained, such termination arises from a Willful Breach by the Company), (B) after the date of this Agreement and prior to such valid termination, a Company Takeover Proposal shall have been publicly announced or otherwise been communicated to the Company Board or the Company’s shareholders and not abandoned, and (C) within 12 months following the date of such valid termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders a Company Takeover Proposal or a Company Takeover Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Company Takeover Proposal shall be deemed to be a reference to “50%”). Any fee due under this Section 6.06(b) shall be paid by wire transfer to the account designated by Parent in writing of same-day funds within two Business Days of the date of termination of this Agreement (except that in the case of termination pursuant to clause (ii) above such payment shall be made on the earlier of the date of execution of the definitive agreement, recommendation to the Company’s stockholders or consummation of such transaction) and shall be subject to a credit for any expense Reimbursement Payment actually paid pursuant to Section 6.06(c). In no event shall the Company be required to pay the fee set forth in this Section 6.06(b) on more than one occasion.

(c) The Company shall reimburse Parent and Merger Sub for all their documented out-of-pocket expenses, including all fees and expenses of counsel, financial advisers, accountants, consultants and other advisers, actually incurred in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions if this Agreement is validly terminated pursuant to Section 8.01(c) (the “Reimbursement Payment”); provided that the maximum amount of such Reimbursement Payment shall in no event exceed $800,000. Such Reimbursement Payment shall be paid within five Business Days following the Company’s receipt of invoices or written documentation supporting Parent’s request for a Reimbursement Payment, except that no Reimbursement Payment shall be due if the Company is obligated to make any payment under or has previously made any payment due under Section 6.06(b).

(d) Notwithstanding anything to the contrary contained herein, if this Agreement is terminated and Parent is entitled to receive a fee under Section 6.06(b), Parent’s right to receive such fee (and reimbursement of expenses under Section 6.06(c)) shall be the sole and exclusive remedy of Parent and its Related Persons against the Company or any of its Related Persons, and Parent shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the Transactions to be consummated and (ii) any breach by the Company of its obligation to consummate the Transactions or any representation, warranty, covenant or agreement set forth herein or in this Agreement or any Ancillary Agreement; provided that the foregoing shall not limit any liability for a Willful Breach to the extent provided in Section

8.02. Upon payment by the Company of such fee and expenses, neither the Company nor any of its Related Persons shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any Ancillary Agreement or any of the Transactions, and in no event shall Parent (and Parent shall ensure that its Related Persons do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy under Section 9.10 (Enforcement) or otherwise) of any kind, in connection with this Agreement or any Ancillary Agreement or any of the Transactions (except, in the case of a Willful Breach, to the extent provided in Section 8.02). The parties agree that the agreements contained in this Section 6.06(d) are an integral part hereof and that the fees payable pursuant to this Section 6.06 constitute liquidated damages and not a penalty.

Section 6.07. Public Announcements. The initial press release with respect to the execution and delivery of this Agreement and the Merger shall be a joint press release reasonably acceptable to the Company and Parent. Thereafter, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement before such consultation, except (i) to the extent required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or (ii) in connection with any public statement, as determined by the Company in its reasonable discretion and made in compliance with Section 5.02, regarding a Superior Company Proposal.

Section 6.08. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 6.09. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and under the Company Plans to be approved for listing on the Nasdaq, subject to official notice of issuance, before the Closing Date.

Section 6.10. Tax Matters.

(a) The parties intend the Merger to qualify for the Intended Tax Treatment and hereby adopt this Agreement as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each party and its Affiliates shall use reasonable efforts to cause the Merger to so qualify and shall not take any action which action is reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment.

(b) The Company shall deliver to Parent prior to the Closing, (i) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than 30 days prior to the Closing Date and signed by an executive officer of the Company, certifying that the equity interests in the Company are not “United States real property interests” (as defined in Section 897(c)(1) of the Code) and (ii) a copy of a duly executed and completed notification, which the Company shall timely mail to the IRS, regarding such certificate in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(c) Each of the parties to this Agreement shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns, and any Proceeding related Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 6.11. Transaction Litigation. In the event that any litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company, any members of the Company Board or any Affiliate of the Company from and following the date of this Agreement (such litigation, “Company Transaction Litigation”), the Company shall promptly notify Parent of such Company Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Company Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation; provided that the Company shall in any event control such defense in its sole discretion and the disclosure of information to Parent in connection therewith shall be subject to the provisions of Section 6.02; provided, further, that the Company shall not settle or agree to settle any Company Transaction Litigation without prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12. Parent Board. Parent shall take all actions reasonably necessary to provide that the Parent Board be expanded on or before the Closing Date, to include, as a director, one designee from the Company Board reasonably satisfactory to Parent.

Section 6.13. Section 16 of the Exchange Act. Parent, the Company and the Company Board (or duly formed committees thereof consisting or non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Effective Time, each take all such actions as may be considered necessary or advisable to cause the Transactions and any other dispositions of equity securities of the Company (including Company Common Stock and any derivative securities) or acquisitions of equity securities of Parent (including any derivative securities) in connection herewith by any individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14. Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the Transactions, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transactions.

ARTICLE VII

Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Shareholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Antitrust. Any waiting period (and any extension thereof) applicable to the Merger under any applicable antitrust laws shall have been terminated or shall have expired. Any consents and filings under any foreign antitrust law, the absence of which would prohibit the consummation of Merger, shall have been obtained or made.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(d) Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement and under the Company Plans shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Actions by a Governmental Authority seeking a stop order.

Section 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Capitalization) (other than paragraphs (c) and (e) thereof), Section 3.04 (Authority Relative to this Agreement; Execution; Enforceability), Section 3.09 (Absence of Certain Changes or Events) (subparagraph (c) only) and Section 3.27 (Brokers)) shall be true and correct in all material respects, (except, in the case of Section 3.03 (Capitalization), for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent any such representation and warranty expressly relates to another date (in which case such representations and warranties qualified as to materiality shall be so true and correct, on and as of such other date) and (ii) each other representation and warranty of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty shall be so true and correct as of such other date), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had a Company Material Adverse Effect that is continuing, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

Section 7.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent in Section 4.01 (Organization, Standing and Power), Section 4.04 (Capitalization), Section 4.05 (Authority Relative to this Agreement; Execution; Enforceability), Section 4.10 (Absence of Certain Changes or Events) (subparagraph (c) only) and Section 4.12 (Brokers;) shall be true and correct in all material respects (except, in the case of Section 4.04 (Capitalization), for de minimis inaccuracies), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent any such representation and warranty expressly relates to another date (in which case such representations and warranties qualified as to materiality shall be so true and correct on and as of such other date); and (ii) each other representation and warranty of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty shall be so true and correct as of such other date), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect contained therein) that would not have a Parent Material Adverse Effect. Company shall have received a certificate signed on behalf of Parent and Merger Sub by the chief executive officer and the chief financial officer of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have been any Parent Material Adverse Effect that is continuing, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01. Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before September 20, 2023 (the “Outside Date”); provided, however, that no termination may be made under this Section 8.01(b)(i) if the failure to close by the Outside Date shall be caused by the action or inaction of the party seeking to terminate this agreement and such action or inaction is a material breach by such party of its obligations under this Agreement;

(ii) if any Governmental Authority issues a permanent injunction, order, decree, judgment or ruling, enacts any statute or regulation or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; except that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) will not be available to any party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, order, decree judgment or ruling; or

(iii) if, upon a vote at a duly held meeting to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; except that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) will not be available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of this Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Company Stockholder Approval.

(c) by Parent:

(1) if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach (provided that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.01(c) at any time during which the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied);

(2) if the Company makes a Company Recommendation Change; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(c)(2) if the Company Stockholder Approval is obtained; or

(3) if the Company has committed a Willful Breach of its obligations under Section 5.02 (No Solicitation by the Company); provided that Parent shall no longer be entitled to terminate this Agreement under this Section 8.01(c)(3) if the Company Stockholder Approval is obtained;

(d) by the Company, if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Parent of such breach (provided that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.01(d) at any time during which the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied).

Section 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the last sentence of Section 6.02 (Access to Information; Confidentiality), Section 6.06 (Fees and Expenses), this Section 8.02 and Article IX (General Provisions), which provisions shall survive such termination; provided, however, that, the termination of this Agreement shall not relieve any party from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision hereof occurring prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or equity. Damages recoverable pursuant to the immediately preceding sentence shall not be limited to reimbursement of costs and expenses and, in case of liabilities or damages payable by Parent, may include the lost benefits of the transactions contemplated by this Agreement, including decrease in value or lost premium, in each case, of the Company Common Stock, which damages the Company may seek following the termination of this Agreement on behalf of the shareholders of the Company. The parties hereby agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.01 in accordance with its terms.

Section 8.03. Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto by execution of an instrument in writing signed on behalf of each Parent, Merger Sub and the Company; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04. Extension; Waiver. At any time and from time to time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by Law, no extension or waiver by the Company or Parent shall require the approval of the stockholders of the Company or of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

Section 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement before the Effective Time shall not require the approval of the stockholders of the Company or the stockholders of Parent.

ARTICLE IX

General Provisions

Section 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. Any notices, requests, claims, demands and other communications under this Agreement required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed given (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time, on the following Business Day (in each case, unless an undelivered or “bounce-back” message is received by the sender), or (iii) one Business Day after being sent by courier or express delivery service; provided that, in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to

Attention:

Pyxis Oncology, Inc.

321 Harrison Avenue

11th Floor, Suite 1

Boston, MA 02118

Attn: Lara S. Sullivan, MD

Email: LSullivan@pyxisoncology.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attn: Asher Rubin, John Butler

Phone: (410) 559-2881, (212) 839-8513

Email: arubin@sidley.com, john.butler@sidley.com

(b) if to the Company, to

Apexigen, Inc.

900 Industrial Road

Suite C

San Carlos, California

Attn: Chief Executive Officer

Email: legal@apexigen.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA

Attn: Michael Coke; Lance Brady

Phone: (650) 565-3596; (650) 380-4645

Email: mcoke@wsgr.com; lbrady@wsgr.com

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Attn: Robert T. Ishii

Email: rishii@wsgr.com

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas

40th Floor

New York, NY 10019

Attn: Jackie Hamilton

Email: jhamilton@wsgr.com

Section 9.03. Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an agreement executed, delivered and effective after the date of this Agreement, containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that the provisions contained therein are no less favorable in any material respect to the Company than the provisions of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Company Takeover Proposal); provided, further, that an “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, (ii) prohibiting the Company from satisfying its obligations hereunder or (iii) requiring Company or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means the Voting Agreements and the other agreements and instruments executed and delivered in connection with this Agreement.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems or otherwise in the course of the conduct of the business of the Company and the Company Subsidiaries.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York, New York.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used or held for use in the conduct of the Company Business.

“Company Business” means the business of the Company and the Company Subsidiaries as currently conducted and currently proposed by the Company and the Company Subsidiaries to be conducted as of the date hereof.

“Company Bylaws” means the Amended and Restated Bylaws of the Company as adopted July 29, 2022, as amended.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Company dated July 29, 2022, as such may have been amended, supplemented or modified from time to time.

“Company Common Stock” means each share of common stock, par value $0.0001 per share, of the Company.

“Company ESPP” means the Company’s 2022 Employee Stock Purchase Plan.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any change, event, circumstance, effect or occurrence (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Transactions; provided, however, that with respect to clause (a) of this definition, the term “Company Material Adverse Effect” shall not include Effects to the extent they result from: (i) changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which the Company or any Company Subsidiary operates, (ii) effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyberattacks or declaration or escalation of war or act of public enemies or other calamity, crisis or force majeure event, (iii) changes in Law or in any authoritative interpretation of any Law by any Governmental Authority, or changes in regulatory or legislative conditions in the jurisdictions in which the Company or any Company Subsidiary operates, (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred, (vi) the execution and delivery of this Agreement or the announcement or pendency of this Agreement and the Transactions or any action by the Company that was expressly required by this Agreement, except that this clause (vi) shall not apply with respect to matters set forth in Section 3.05, (vii) actions taken at the written request of Parent or not taken at the written request of Parent (only to the extent such action or inaction is in compliance with Parent’s request), or (viii) any declines in the trading prices of the Company Common Stock, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred; provided, further, that any effects resulting from the matters referred to in the previous proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii) or (iii) shall be excluded only to the extent such matters do not disproportionately impact the Company and the Company Subsidiaries, taken as a whole, as compared to other companies operating in the same industry or therapeutic areas.

“Company Net Liabilities” means (x) the liabilities of the Company and the Company Subsidiaries specifically identified on Exhibit D minus (y) the assets of the Company and the Company Subsidiaries specifically identified on Exhibit D minus (z) the Permitted Expenses, calculated, in each case, in accordance with the accounting principles, policies, conventions, procedures and methodologies set forth on Exhibit D as of the date hereof.

“Company Options” means all options to purchase outstanding shares of Company Common Stock, including options granted under the Company Plans.

“Company Organizational Documents” means the Company Certificate of Incorporation and the Company Bylaws, in each case as amended, modified or supplemented from time to time.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any Company Subsidiary.

“Company Plans” means, collectively, the Apexigen, Inc. 2010 Equity Stock Incentive Plan, the Apexigen, Inc. 2020 Equity Incentive Plan and Apexigen, Inc. 2022 Equity Incentive Plan, as each may have been amended, supplemented or modified from time to time.

“Company Preferred Stock” means the shares of the Company’s preferred stock.

“Company Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously or is currently deriving revenue, if applicable, from the sale or provision thereof.

“Company RSUs” means all issued and outstanding restricted stock unit awards covering shares of Company Common Stock.

“Company Software” means Software owned or purported to be owned by or developed by or for the Company or any Company Subsidiary.

“Company Warrant” means a warrant to purchase Company Common Stock.

“Confidential Information” means, when used with respect to the Company or any Company Subsidiary, any proprietary information, knowledge or data concerning the businesses and affairs of the Company or any Top Suppliers or customers of the Company or any Company Subsidiary that is not already generally available to the public.

“Contract” means any written contract, agreement or arrangement.

“Control” has the meaning specified in Rule 405 under the Securities Act.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Law, order, guideline or recommendation by any Governmental Authority, including the Centers For Disease Control and Prevention and the World Health Organization, or by any U.S. industry group, in each case in connection with or in response to the COVID-19 pandemic.

“Data Security Requirements” means any and all Privacy/Data Security Laws, industry requirements by which the Company or any Company Subsidiary is bound, and requirements of Contracts to which the Company or any Company Subsidiary is a party, in each case, relating to the protection or processing of Personal Information and are applicable to the Company or any Company Subsidiary, including, as applicable: (a) Privacy/Data Security Laws and binding regulations relating to data protection, information security, cybercrime, Security Incident notification, social security number protection, outbound communications or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions; (b) the requirements of each Contract relating to the processing of Personal Information applicable to the Company or any Company Subsidiary; and (c) each applicable rule, code of conduct, or other binding requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard.

“Development Partner” means any Person which pursuant to a Contract or other arrangement with the Company or any of its Subsidiaries develops, co-develops, commercializes, co-commercializes or otherwise has a license or other right to research, develop, seek regulatory approval for, manufacture, supply, test, or import any Company Product, as applicable, or any of its Subsidiaries.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or any Company Subsidiary, or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“FDA” means the U.S. Food and Drug Administration.

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, the Veterans Administration, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority, and in each case any third party payor administering such programs.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, any court, tribunal, arbitrator, mediator or similar dispute resolution party, and any self-regulatory organization.

“Hazardous Substance” means: (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos, per- and polyfluoroalkyl substances, and radon; and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Health Care Laws” means all Laws applicable to the Company’s or any Company Subsidiary’s business and relating to the research (including preclinical, nonclinical, and clinical research or studies), development, testing, production, manufacture, transfer, storage, distribution, approval, labeling, marketing, pricing, third-party reimbursement or sale of drugs and biological products, to the extent applicable to the Company’s or any Company Subsidiary’s business as previously and currently conducted, including (i) the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the Program Fraud Civil Remedies Act, 31 U.S.C. Section 3801 et seq., 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7, and the regulations promulgated pursuant to such statutes, and other federal healthcare fraud and abuse statutes or regulations and any comparable self-referral or fraud and abuse Law promulgated by any state including, without limitation, so-called all payor self-referral or fraud and abuse Laws; (ii) health care fraud criminal provisions of HIPAA; (iii) the Patient Protection and Affordable Care Act, Pub. L. 111-148, as amended by the Health Care and Education Reconciliation Act of 2010, Pub. L. 111-152, and the regulations promulgated thereunder; (iv) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (Medicare); (v) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (Medicaid); (vi) 10 U.S.C. § 1071 et seq (TRICARE); (vii) the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h) and similar state or foreign laws related the reporting of manufacturer payments or transfers of value to health care professionals; (viii) any Laws pertaining to licensing, certification, accreditation and any other Law relating to the manufacture, sale, and distribution of biological products and the billing, submission, or collection of claims or payments in connection with, any and all of the foregoing, by the Company or any Company Subsidiary; and (ix) all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing; and (x) all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing.

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the HITECH Act, and as otherwise may be amended from time to time by Congress and/or rulemaking authority of the Secretary of the Department of Health and Human Services, and all regulations promulgated thereunder, including the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), the Security Standards (45 C.F.R. Parts 160, 162 and 164), and the Breach Notification Rule (45 C.F.R. Parts 160 and 164 Parts A and D).

“Intellectual Property” means all intellectual and proprietary rights, including: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (c) copyrights, mask works, rights in topography, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information; (e) Internet domain names, social media accounts, websites and content; (f) rights of publicity and all other intellectual property or proprietary rights of any kind or description; (g) Software and rights in Software; (h) rights recognized under applicable Law that are equivalent or similar to any of the foregoing; (i) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (j) all legal rights arising from items (a) through (h), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Knowledge” when used with respect to (a) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit C-1 and (b) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C-2, and, in each case with respect to (a) and (b), the knowledge that such officers would have had if such officers had conducted a reasonable inquiry of the personnel having primary responsibility for such matters.

“Law” means each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance of any Governmental Authority, including any applicable stock exchange rule or requirement.

“Leased Real Property” means, with respect to a party, all real property leased by such party as tenant, together with, to the extent leased by such party, all land, buildings, structures, alterations, improvements and fixtures located thereon, and all easements, rights of way, and appurtenances of such party related to the foregoing, other than such party’s Owned Real Property.

“Lien” means any lien, security interest, mortgage, pledge, reservation, equitable interest, adverse claim, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or other encumbrance of any kind, in each case, that secures the payment or performance of an obligation (other than those created under applicable securities laws), and not including any license of Intellectual Property.

“Made Available” means, when used with respect to (a) the Company, information or materials that have been posted to the Venue virtual data room hosted by the Company or that was made available on the SEC’s public website on or prior to the date that immediately precedes the execution and delivery of this Agreement and (b) Parent, information or materials that have been posted to the virtual data room hosted by Parent through the Venue virtual data room hosted by Parent or that was made available on the SEC’s public website on or prior to the date that immediately precedes the execution and delivery of this Agreement.

“Nasdaq” means The NASDAQ Global Market.

“OIG” shall mean the Office of the Inspector General of the U.S. Department of Health and Human Services.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Authority that possesses competent jurisdiction.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person (which, in the case of the Company, shall take into account the cash conservation efforts taken by the Company as part of the Company’s corporate restructuring to extend the Company’s cash runway as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2023, but, for the avoidance of doubt, shall not take into account any exploration of strategic alternatives by the Company).

“Owned Real Property”, with respect to a party, means the real property owned by such party, together with all buildings and other structures, facilities, and other improvements located thereon, and all easements, rights of way, and appurtenances of such party related to the foregoing.

“Parent Bylaws” means the Amended and Restated Bylaws of the Company as adopted September 30, 2022, as amended.

“Parent Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Parent dated October 13, 2021, as such may have been amended, supplemented or modified from time to time.

“Parent Common Stock” means each share of common stock, par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Transactions; provided, however, that with respect to clause (a) of this definition, the term “Parent Material Adverse Effect” shall not include Effects to the extent they result from: (i) changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which Parent and the Parent Subsidiaries operate, (ii) effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyberattacks or declaration or escalation of war or act of public enemies or other calamity, crisis or force majeure event, (iii) changes in Law or in any authoritative interpretation of any Law by any Governmental Authority, or changes in regulatory or legislative conditions in the jurisdictions in which Parent or any Parent Subsidiary operates, (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Parent Material Adverse Effect has occurred, (vi) the execution and delivery of this Agreement or the announcement or pendency of this Agreement and the Transactions or any action by Parent that was expressly required by this Agreement, except that this clause (vi) shall not apply with respect to matters set forth in Section 4.06, or (vii) actions taken at the written request of the Company or not taken at the written request of the Company (only to the extent such action or inaction is in compliance with the Company’s request), but any facts or circumstances underlying such failure shall be taken into account in determining whether a Parent Material Adverse Effect has occurred; provided, further, that any effects resulting from the matters referred to in the previous proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii) or (iii) shall be excluded only to the extent such matters do not disproportionately impact Parent or the Parent Subsidiaries as compared to other companies operating in the same industry or therapeutic areas.

“Parent Organizational Documents” means the Parent Certificate of Incorporation and the Parent Bylaws, in each case as amended, modified or supplemented from time to time.

“Parent Stock Plans” means Parent’s 2019 Stock Plan and Parent’s 2021 Equity and Incentive Plan.

“Permitted Expenses” means all fees, costs and expenses set forth in Exhibit D.

“Permitted Lien” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s, any Company Subsidiary’s, Parent’s or any Parent Subsidiary’s, as applicable, assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith, in each case, for which appropriate reserves have been established in accordance with GAAP in the Company Financial Statements or Parent Financial Statements, as applicable; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company, any Company Subsidiary, Parent or any Parent Subsidiary granted to any licensee in the Ordinary Course of Business, (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (g) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest and (h) other Liens that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company, any Company Subsidiary, Parent or any Parent Subsidiary.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Authority or other entity.

“Personal Information” means any information defined as “personal information, “personal data,” “protected health information,” or any analogous term under applicable Privacy/Data Security Laws, including any such (a) information that identifies or could be used to identify an identifiable individual (e.g., name, address telephone number, email address, financial account number, health information, government-issued identifier) or (b) other information used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, or the security of the Company’s or any Company Subsidiary’s Business Systems or Business Data, including, as applicable, HIPAA.

“Proxy Statement” means a proxy or information statement relating to the approval of this Agreement by the Company’s stockholders.

“Registered Company IP” means all Company-Owned IP that is the subject of registration or an application for registration, including domain names.

“Related Person” means, with respect to any Person, (i) the former, current and future directors, officers, employees, agents, stockholders, Representatives, Subsidiaries, Affiliates and assignees of such Person; and (ii) any former, current or future director, officer, Affiliate or assignee of any Person described in clause (i).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or migrating through, in, on, under, or into the indoor or ambient environment.

“Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

“Sanctioned Country” means any country against which the United States maintains comprehensive economic Sanctions or an embargo, which at the time of signing include the Crimea and so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria.

“Sanctioned Person” means (i) a person listed on a prohibited or restricted party list published by the United States government, including the U.S. Office of Foreign Assets Control’s “Specially Designated Nationals and Blocked Persons List” and “Consolidated Sanctions List,” or similar U.S. lists, or any such list maintained by the United Nations, the United Kingdom, the European Union or its Member States, or other applicable local authority; (ii) the government, including any political subdivision, agency, or instrumentality thereof, of any Sanctioned Country or Venezuela; (iii) an ordinary resident of, or entity registered in or established under the jurisdiction of, a Sanctioned Country; or (iv) a party acting or purporting to act, directly or indirectly, on behalf of, or a party owned or controlled by, any of the parties listed in (i)-(iii).

“Sanctions” means all applicable Laws or statutes relating to financial, economic or trade Sanctions administered or enforced by the United States (including by the U.S. Department of the Treasury or the U.S. Department of State), the European Union and its Member States, the United Kingdom, or the United Nations Security Council.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Incident” means any unauthorized processing of Business Data, any unauthorized access or disruption to the Business Systems, or any incident that may require notification to any Person, Governmental Authority, or any other entity under Data Security Requirements.

“Software” means all computer software (in object code or source code format), technical data and technical databases, and related documentation and materials.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Trade Laws” means Sanctions, export and import controls, and antiboycott laws and regulations maintained or enforced by the United States, United Kingdom, or the European Union and its Member States.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Willful Breach” means a material breach of this Agreement that is the direct consequence of an action knowingly undertaken or a knowing failure to act by the breaching party with the Knowledge that the taking of such action or such failure to act would constitute a material breach of this Agreement.

Section 9.04. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. The term “or” shall not be exclusive and shall be deemed to be “and/or.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Any disclosure set forth in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, to the extent that it is readily apparent that such disclosure is relevant to such other Schedule. Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Company Material Adverse Effect” or “Parent Material Adverse Effect”.

Section 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, ..jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions. Except for (a) Section 6.05 (Indemnification), and (b) the right of the Company on behalf of its shareholders and option holders to pursue damages (including claims for damages based on loss of the economic benefits of the Transactions to the Company’s shareholders and option holders) in the event of Parent’s or Merger Sub’s breach of this Agreement (whether or not the Agreement has been terminated), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, this Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, are not intended to confer upon any Person other than the parties any rights or remedies. The third-party beneficiaries referenced in clause (b) of the preceding sentence may be exercised only by the Company (on behalf of its shareholders as their agent) through action expressly approved by the Company Board, and no shareholder or option holder of the Company whether purporting to act in its capacity as a shareholder or option holder purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the acquisition of the Company exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the acquisition of the Company or the other Transactions or this Agreement shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that neither party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

Section 9.08. Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10. Enforcement. Except as set forth in Section 6.06(d) (Fees and Expenses), the parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as set forth in Section 6.06(d) (Fees and Expenses), the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Agreement and to seek to enforce specifically the terms and provisions of this Agreement or any Ancillary Agreement in any Delaware state court located in Delaware or any Federal court located in Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in State of Delaware in the event any dispute arises out of this Agreement, any Ancillary Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement, any Ancillary Agreement or any Transaction in any court other than any Delaware state court or any Federal court located in State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement, any Ancillary Agreement or any Transaction.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

PYXIS ONCOLOGY, INC.

By:	/s/ Pam Connealy
Name: Pam Connealy
Title: Chief Financial Officer & Chief Operating Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

ASCENT MERGER SUB CORP.,

By:	/s/ Pam Connealy
Name: Pam Connealy
Title: Chief Financial Officer & Chief Operating Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

APEXIGEN, INC.

By:	/s/ Xiaodong Yang
Name: Xiaodong Yang
Title: Chief Executive Officer

Exhibit 10.1

VOTING AGREEMENT

This Voting Agreement (this “Voting Agreement”) is being delivered on May 23, 2023 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Company Shares (as defined below) of Apexigen, Inc., a Delaware corporation (the “Company”), to Pyxis Oncology, Inc., a Delaware corporation (“Parent”).

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among the Company, Parent and Merger Sub, a form of which has been provided to the Holder. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Company Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, as set forth on Exhibit A hereto (collectively, the “Company Shares”).

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Voting Agreement, at every meeting of the Company shareholders convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, all Company Shares (as defined below) it beneficially owns and is entitled to vote at such meeting:

(a) in favor of (i) the Merger, (ii) the adoption and approval of the Merger Agreement and the terms thereof and (iii) the approval of any proposal to adjourn or postpone any Company Stockholders Meeting to a later date if the Company proposes or requests such postponement or adjournment in accordance with Section 6.01 of the Merger Agreement; and

(b) against any proposal made in opposition to, in competition with, inconsistent with, the Merger Agreement or is intended to, or would reasonably be expected to, materially interfere with, delay, impede, postpone, discourage or adversely affect the Merger (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Voting Agreement shall require the Holder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Exchange Ratio or changes the form of the consideration payable to shareholders of the Company in the Merger; (2) imposes any restrictions or any additional conditions on the consummation of the Merger or the payment of the Merger Consideration to shareholders of the Company; or (3) extends the Termination Date. For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote the Company Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote the Company Shares in its sole discretion.

2. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Voting Agreement, the Merger Agreement or the transactions contemplated thereby or hereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Company Shares. Any Transfer or purported Transfer of Company Shares in breach or violation of this Voting Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 2 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Company Options, Company Warrants or Company RSUs, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) Transfers pursuant to, and in compliance with, a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder;

provided, however, that, to the fullest extent permitted by applicable law, for any permitted Transfers pursuant clauses (a) to (i), the Company Shares so Transferred shall continue to be subject to the provisions of this Voting Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Voting Agreement, agreeing to be bound by the restrictions in this Section 2 and shall have the same rights and benefits under this Voting Agreement.

3. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Parent as follows: (a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Voting Agreement and to perform the Holder’s obligations hereunder; (b) this Voting Agreement has been duly executed and delivered by the Holder, and, assuming this Voting Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that Parent is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Voting Agreement; (c) the Holder is the sole record and/or beneficial owner of the Company Shares; (d) the execution and delivery of this Voting Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder; and (e) as of the date of this Voting Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder.

4. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Voting Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Voting Agreement solely in the Holder’s capacity as a record and/or beneficial owner of Company Common Stock and not in such Holder’s capacity as a director, officer or employee of Company or in the Holder’s capacity as a trustee or fiduciary of any Company Plans and (b) nothing in this Voting Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of the Company from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of the Company or in the Holder’s capacity as a trustee or fiduciary of any Company Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Voting Agreement.

5. Notices. Any notices, requests, claims, demands and other communications under this Voting Agreement required or permitted to be delivered to any party under this Voting Agreement shall be in writing and shall be deemed given (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time, on the following Business Day (in each case, unless an undelivered or “bounce-back” message is received by the sender), or (iii) one Business Day after being sent by courier or express delivery service; provided that, in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address for a party as shall be specified by like notice):

a.	if to Parent or Merger Sub, to:

Pyxis Oncology, Inc.

321 Harrison Avenue

11th Floor, Suite 1

Boston, MA 02118

Attn: Lara S. Sullivan, MD

Email: LSullivan@pyxisoncology.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attn: Asher Rubin, John Butler

Phone: (410) 559-2881, (212) 839-8513

Email: arubin@sidley.com, john.butler@sidley.com

b.	if to the Holder, at the e-mail address on the signature page hereto.

6. Termination. This Voting Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that reduces the Exchange Ratio or changes the form of the consideration payable to shareholders of the Company in the Merger, (c) the Outside Date (without taking into account any extension thereof agreed by the parties following the date of this Voting Agreement), (d) the Effective Time, (e) such date and time as a written agreement executed by the parties hereto to terminate this Voting Agreement is effective, (f) such date and time of the occurrence of a Company Recommendation Change pursuant to, and in compliance with, the Merger Agreement, and (g) such date and time that the Company Stockholder Approval has been obtained (such date, the “Termination Date”).

7. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Voting Agreement and continuing until the Outside Date, in furtherance of this Voting Agreement, the Holder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Company Common Stock of the Holder (and that this Voting Agreement places limits on the voting and transfer of such Company Common Stock).

8. Entire Agreement. This Voting Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and are fully binding on the parties hereto.

9. Counterparts. This Voting Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

10. Assignment. Neither this Voting Agreement nor any of the rights, interests or obligations under this Voting Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Voting Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

11. Amendment. This Voting Agreement may not be amended or modified except in writing signed by each of the parties hereto.

12. Governing Law; Validity. THIS VOTING AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS VOTING AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS VOTING AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS VOTING AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS VOTING AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE

APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS VOTING AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF THE OTHER PROVISIONS OF THIS VOTING AGREEMENT, WHICH WILL REMAIN IN FULL FORCE AND EFFECT.

13. Jurisdiction; Waiver of Jury Trial. Any action relating to this Voting Agreement must be brought in any state or Federal court located in State of Delaware. The parties hereby waive any right to trial by jury with respect to any action related to or arising out of this Voting Agreement.

14. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Voting Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Voting Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

15. Expenses. All fees, costs and expenses incurred in connection with this Voting Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

16. Non-Recourse. This Voting Agreement may only be enforced against, and any request, inquiry, investigation, action or legal proceeding (each, a “Legal Proceeding”) based upon, arising out of, or related to this Voting Agreement, or the negotiation, execution or performance of this Voting Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability to the Holder or Parent for any obligations or liabilities of any party under this Voting Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Voting Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

Agreed to and Acknowledged:

PARENT:

PYXIS ONCOLOGY, INC.

By:
Name:
Title:
E-mail:

Exhibit A

Company Shares

Holder	Company Common Stock

Exhibit 99.1

Pyxis Oncology to Acquire Apexigen

Pyxis Oncology positioned at forefront of Antibody-Drug Conjugate (ADC) development

Commercially and clinically validated APXiMAB platform for antibody generation complements FACT ADC toolkit of linkers, payloads and conjugation chemistries previously obtained from Pfizer

Sotigalimab, a potential best-in-class Phase 2 CD40 agonist, has demonstrated rapid, deep and durable responses across difficult-to-treat tumor types

All-stock deal allows Pyxis Oncology to maintain cash runway into 1H 2025;

PYX-201 and PYX-106 remain on track

Webcast to be held today, May 24, at 9:00 a.m. ET

BOSTON, Mass. & SAN CARLOS, Calif., May 24, 2023 – Pyxis Oncology, Inc. (“Pyxis Oncology”) (Nasdaq: PYXS), a clinical-stage company focused on developing next-generation therapeutics to target difficult-to-treat cancers, and Apexigen, Inc. (Nasdaq: APGN), a clinical-stage biopharmaceutical company focused on discovering and developing innovative antibody therapeutics for oncology, today announced a definitive agreement by which Pyxis Oncology will acquire Apexigen in an all-stock transaction for an implied value of $0.64 per Apexigen share. For each share of Apexigen, Pyxis Oncology will issue 0.1725 shares of its common stock, par value $0.001 per share, for a total enterprise value of approximately $16 million.

“This acquisition uniquely positions Pyxis Oncology at the forefront of antibody-drug conjugate (ADC) innovation by adding humanized antibody generation to our Flexible Antibody Conjugation Technology (FACT) ADC toolkit acquired from Pfizer, and expands our clinical pipeline into Phase 2 in select solid tumor types by leveraging our founding heritage of immuno-oncology expertise—all while maintaining our cash runway into 2025,” said Lara S. Sullivan, M.D., President and Chief Executive Officer of Pyxis Oncology. “Sotigalimab is a CD40 agonist with best-in-class potential. It has demonstrated clear anti-cancer activity in patients who previously progressed on PD-(L)1 inhibitors, with impressive, durable remissions. This activity may not only be synergistic with immune checkpoint inhibitors, but also rescue their activity in patients who are refractory or have relapsed. We are excited about the potential to acquire the commercially and clinically validated APXiMAB platform to generate novel antibodies that can be optimized for targeted payload delivery. In combination with our proprietary FACT platform, we believe Pyxis Oncology is positioned with an unmatched, end-to-end system for designing and producing novel, next-generation ADC candidates with improved potency, stability and tolerability.”

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Sotigalimab has been evaluated in more than 500 patients in clinical trials and demonstrated strong activity, including rapid, deep and durable responses and a favorable tolerability profile, across multiple difficult-to-treat tumor types. Key results presented from two Phase 2 studies include:

•	Sotigalimab plus nivolumab demonstrated durable activity and prolonged responses in patients with anti-PD-(L)1 refractory melanoma.

•	15.2% of patients achieved partial responses (PR), with durations of 4.2 to 24.7 months

•	30.3% of patients achieved stable disease (SD) lasting up to 14+ months

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Sotigalimab plus doxorubicin demonstrated robust and prolonged responses and encouraging tolerability in patients with advanced soft tissue sarcoma (STS). Updated data is anticipated to be presented at the 2023 American Society of Clinical Oncology (ASCO) annual meeting in early June.

•	Prolonged durations of PR and SD achieved across all STS patients and the DDLPS subtype of up to 25+ months

•	60% of patients achieved SD, with durations of 1.3 to 11 months

•	20% of patients achieved PRs, with durations of 1.4 to 23.4 months

•	A sub-analysis found patients with DDLPS achieved a median progression free survival (mPFS) of 12.45 months, more than double historical responses expected following chemotherapy alone

Across all studies reported to date, sotigalimab has been well tolerated. In the first-in-human monotherapy dose-escalation study, the most common related grade ≥3 TEAEs experienced by 2 or more subjects (N,%) were cytokine release syndrome (4, 9.3%), AST increase (2, 4.7%), fatigue (2, 4.7%), hypotension (2, 4.7%), syncope (2, 4.7%), and thrombocytopenia (2, 4.7%).

The safety profile in combination with nivolumab in patients with melanoma was in line with expectations for each drug independently. Reported grade ≥3 related TEAEs consisted of transient increases of alanine aminotransferase (2 patients) and increase of aspartate aminotransferase (2 patients). In this and other previously reported studies in which sotigalimab was administered in combination with an anti-PD-1 or chemotherapy in patients with melanoma or esophageal/GEJ cancers, no additive or synergistic toxicities were observed.

Xiaodong Yang, M.D., Ph.D., Chief Executive Officer of Apexigen, stated, “I am proud of the foundational work Apexigen has done to advance sotigalimab into Phase 2 trials across multiple solid tumor types. Apexigen and Pyxis Oncology share a common vision of bringing innovative solutions to oncology patients. With Pyxis Oncology’s strong cash position and its commitment to further sotigalimab’s development, we believe that this transaction will greatly enhance the opportunity to efficiently advance sotigalimab for patients suffering from a variety of difficult-to-treat cancers. Additionally, coupling our APXiMAB antibody platform with Pyxis Oncology’s complementary ADC technology platform will magnify the therapeutic potential of the APXiMAB platform.”

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Effective June 15, 2023, Jay M. Feingold, M.D., Ph.D., will step down as Chief Medical Officer to pursue other opportunities. Dr. Feingold will remain an advisor to Pyxis Oncology until a successor is named.

Lara S. Sullivan, M.D., President and Chief Executive Officer of Pyxis Oncology, said, “I would like to thank Jay for his valuable contributions to the Company over the past two years. During Jay’s tenure, Pyxis Oncology transitioned from a preclinically focused organization to a clinical-stage company with two ongoing Phase 1 trials. I look forward to working closely with Xiaodong to continue the important work we are doing to advance new therapeutic options for patients.”

Pyxis Oncology Conference Call and Webcast Registration

Pyxis Oncology will host a conference call and live webcast today, Wednesday, May 24, 2023, at 9:00 a.m. ET, to discuss this announcement.

https://register.vevent.com/register/BIc57aad5d01a84b68b0825b92fe7e68f0

The live webcast can also be accessed on the Investors section of the Pyxis Oncology website at https://pyxisoncology.com. A replay of the webcast will be available approximately two hours after completion of the call and will be archived on the Company’s website for up to 90 days.

Transaction Details

Under the terms of the definitive merger agreement, Pyxis Oncology expects to issue approximately 4.4 million shares of its common stock to Apexigen stockholders to acquire Apexigen. For each share of Apexigen common stock, Pyxis Oncology will issue 0.1725 shares of its common stock, par value $0.001 per share.

Upon closing of this business combination, Apexigen will become a wholly owned subsidiary of Pyxis Oncology. Pyxis Oncology’s current stockholders will beneficially own approximately 90% of the combined company and Apexigen’s stockholders will beneficially own approximately 10% of the combined company.

The definitive merger agreement has been approved by the Boards of Directors of each company and is anticipated to close by mid-2023, subject to the satisfaction or waiver of customary closing conditions, including approval by the stockholders of Apexigen and the effectiveness of a registration statement on Form S-4 to register the shares of Pyxis Oncology common stock to be issued in connection with the transaction.

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Post-Closing Operations and Leadership

Effective as of the closing of the transaction, the combined company will trade on Nasdaq under the ticker symbol “PYXS” and the existing Pyxis Oncology leadership team will continue to be responsible for all executive positions, including Lara S. Sullivan, M.D., as President and Chief Executive Officer, Pamela Connealy, as Chief Financial Officer and Chief Operating Officer, and Jan Pinkas, Ph.D., as Chief Scientific Officer.

Financial and Legal Advisors

Sidley Austin LLP is serving as legal advisor to Pyxis Oncology. Ladenburg Thalmann & Co. Inc. is serving as financial advisor and Wilson Sonsini Goodrich & Rosati, P.C. is serving as legal advisor to Apexigen.

About Sotigalimab

Sotigalimab is a differentiated, potentially best-in-class anti-CD40 antibody in clinical development for liposarcoma, melanoma, and other cancers. Sotigalimab uniquely binds to CD40 and has been engineered to be effector function silent which has the potential to overcome dosing limitations of other anti-CD40 approaches. It is currently being evaluated in an investigator-initiated Phase 2 trial in combination with doxorubicin dedifferentiated liposarcoma (DDLPS), a rare subtype of liposarcoma as well as a Phase 2 trial in combination with nivolumab in patients with PD-(L)1 blockade refractory melanoma.

About APXiMAB

APXiMAB, Apexigen’s proprietary antibody discovery platform, leverages rabbit monoclonal antibody and Mutation Lineage Guided humanization technologies. This discovery platform has enabled the discovery of multiple protein therapeutic product candidates against a variety of molecular targets, including targets that are difficult to drug with conventional antibody technologies. APXiMAB is designed to create antibodies with high affinity, high specificity and high stability. Four antibodies discovered through the use of this platform are currently in clinical development by Apexigen’s licensees, and a fifth received FDA approval in 2019 and is marketed as Beovu® (brolucizumab-dbll) by Novartis in over 70 countries. Upon closing, Pyxis Oncology will be eligible for royalty income generated from partnered programs developed using APXiMAB.

About Apexigen, Inc.

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents designed to harness the patient’s immune system to combat and eradicate cancer. Apexigen developed its pipeline of programs, including sotigalimab, using its proprietary APXiMAB™ discovery platform. This platform has also

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enabled the discovery by Apexigen’s collaboration partners of multiple protein therapeutic product candidates against a variety of molecular targets, including targets that are difficult to drug with conventional antibody technologies. The most advanced of these programs is Novartis’ Beovu® (brolucizumab-dbll) product, which received FDA approval in 2019 and is marketed in over 70 countries, commercially validating the APXiMAB platform. Several other out-licensed programs discovered with the APXiMAB platform are in mid- to late-stage clinical development. For more information, please visit www.Apexigen.com.

About Pyxis Oncology, Inc.

Pyxis Oncology, Inc. is a clinical stage company focused on defeating difficult-to-treat cancers. The company is efficiently building next-generation therapeutics that hold the potential for mono and combination therapies. Pyxis Oncology’s therapeutic candidates are designed to directly kill tumor cells and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Pyxis Oncology’s antibody-drug conjugates (ADCs) and immuno-oncology (IO) programs employ novel and emerging strategies to target a broad range of solid tumors resistant to current standards of care. To learn more, visit www.pyxisoncology.com or follow us on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” “target,” potential,” “probable,” “opportunity,” “future,” “promising,” “likely” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022, Pyxis Oncology’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, Apexigen’s Annual Report on Form 10-K for the year ended December 31, 2022, and Apexigen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, each of which is on file with the Securities and Exchange Commission (“SEC”). Among other things, there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed business combination will be met, that the combined company will realize the expected benefits of the proposed business combination, if any, that the clinical stage assets will progress on anticipated timelines or at all, or that the combined company will be

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successful in progressing its pipeline through development and the regulatory approval process. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our respective management teams to predict all risk factors, nor can we assess the impact of all factors on our respective businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Will Be Filed with the SEC

Pyxis Oncology plans to file with the SEC a Registration Statement on Form S-4 in connection with the transactions and Apexigen plans to file with the SEC and mail to Apexigen stockholders a Proxy Statement/Prospectus in connection with the transactions. Investors and security holders are urged to read the Registration Statement and the Proxy Statement / Prospectus carefully when they are available before making any voting or investment decision with respect to the proposed transactions. The Registration Statement and the Proxy statement / Prospectus will contain important information about Pyxis Oncology, Apexigen, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement / Prospectus and other documents filed with the SEC by Pyxis Oncology and Apexigen through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement / Prospectus from Pyxis Oncology by contacting ir@pyxisoncology.com or from Apexigen by contacting ir@apexigen.com.

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Participants in the Solicitation

Pyxis Oncology and Apexigen and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Pyxis Oncology’s directors and executive officers is contained in Pyxis Oncology’s proxy statement dated April 28, 2023, which is filed with the SEC. Information regarding Apexigen’s directors and executive officers is contained in Apexigen’s Annual Report dated February 22, 2023, which is filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination will be available in the Registration Statement and the Proxy Statement / Prospectus.

Pyxis Oncology Contact

Jennifer Davis Ruff

Vice President, Investor Relations

jdavisruff@pyxisoncology.com

Apexigen Contact

William Duke

Chief Financial Officer

Apexigen, Inc.

ir@apexigen.com

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